

July 1, 2022

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Document Filed with regard to Direxion Shares ETF Trust (File No. 811-22201)

Ladies and Gentlemen:

On behalf of Direxion Shares ETF Trust and certain affiliated persons thereof, pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached please find a copy of the complaint filed in the case of *Lee Xu v. Direxion Shares ETF Trust, et al.*, Civil Action No.: 1:22-cv-5090 (S.D.N.Y.).

If you have any questions regarding this submission, please contact me at (646) 572-3463.

Sincerely,

Angela Brickl
Chief Compliance Officer
and Secretary

Attachment

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

LEE XU, on Behalf of Himself And all Others Similarly Situated,) Petitioner-Landlord,) -against-) DIREXION SHARES ETF TRUST, RAFFERTY) ASSET MANAGEMENT, LLC, DIREXION) FAMILY OF INVESTMENT COMPANIES,) DANIEL O'NEILL, DANIEL J. BYRNE,) GERALD E. SHANLEY, III, JACOB C. GAFFEY,) PATRICK J. RUDNICK, ANGELA) BRICKL, TODD KELLERMAN, PAUL) BRIGANDI, TONY NG, MICHAEL RAFFERTY,) KATHLEEN RAFFERTY HAY, U.S. BANCORP) FUND SERVICES, LLC, FORESIDE FUND) SERVICES, LLC, DIREXION ADVISORS, LLC,) Defendants.)	CIVIL ACTION NO.: _1:22-cv-5090_ **Class Action Complaint** **TRIAL BY JURY DEMANDED**

Plaintiff, individually and on behalf of all others similarly situated, alleges the following,

based on his investigation, documents filed with the United States Securities and Exchange

Commission ("SEC"), and reports, reviews and news published in the press, and information

obtained by plaintiff.

I.   SUMMARY OF ACTION

1.   This is a class action on behalf of all persons who purchased, invested or otherwise

acquired shares in the Direxion Daily Gold Miners Index Bull 2X Shares (the "NUGT", formerly

"Direxion Daily Gold Miners Index Bull 3X Shares" before March 31, 2020), Daily Junior Gold

Miners Index Bull 2X Shares (the "JNUG", formerly "Daily Junior Gold Miners Index Bull 3X

Shares" before March 31, 2020), and other Direxion leveraged ETFs, 3X or 2X actively managed

exchange-traded funds ("ETFs" or “Funds”) offered by Direxion Shares ETF Trust ("Direxion" or the "Trust"), pursuant to Direxion's false and misleading statements in all Prospectuses, traceable Form N-1A Registration Statements, Amendment No. 260, 262 on February 27, 2020, Amendment No. 285 & 287 on December 30, 2021 and other post-effective Amendments, Statements of Additional Information and other Exchange Act filings (collectively, the "Disclosure Statements"), also price manipulation, fraudulent, deceptive tactic in the purchase and sale of the security, in connection with the Funds (the "Class") during the periods (the "Class Periods"): December 1, 2016 through November 30, 2021 for Exchange Act Section 10(b) claim, no class period for Exchange Act Section 20A claim, and during the period of December 1, 2018 through November 30, 2021 for all other claims.

2. The Class is seeking to pursue remedies under Section 11 of the Securities Act of 1933 (15 U.S.C. §775), Securities Act Section 15 (15 U.S.C. § 77o), Sections 9(a)(2) of the Securities Exchange Act of 1934 [15 U.S.C. §§ 78i(a)(2)], Exchange Act Section 9(f) [15 U.S.C. § 78i(f)], Exchange Act Section 10(b) [15 U.S.C. § 78j(b)], Exchange Act Section 18(a) [15 U.S.C. § 78r(a)], Exchange Act Section 20(a) [15 U.S.C. § 78t(a)], Exchange Act Section 20A [15 U.S.C. § 78t-1(a)], (the "Exchange Act") and Rule 10b-5 [17 C.F.R. § 240.10b-5]. This action asserts strict liability claims against Defendants; also, civil damages, penalties, and injunctive relief against Defendant for the materially false and misleading statements, market manipulation (defined below).

3. Direxion offered a series of leveraged ETFs, including the NUGT and JNUG, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), publicly listed and traded and tracking a corresponding underlying index. These ETFs have attracted significant investors, institutionally or individually.

4.   JNUG & NUGT are listed on the NYSE Arca. The Fund issues and redeems Shares only in large blocks of Shares as "Creation Units." Claimed in 485 Direxion Prospectus on December 30, 2020, each of Creation Unit is comprised of 50,000 shares. Most investors will buy and sell Shares of the Fund in secondary market through brokers. Shares of the leveraged Funds are listed and traded like publicly traded stocks. There is no minimum investment, and brokerage firms allow investors to trade in smaller "odd lots," at no per-share price differential.

5.   Most of Direxion' leveraged ETFs are offered as pairs of funds: Bull and Bear to track a directional leveraged or inverse leveraged price performance of an index, as claimed in Direxion's Statement of Additional Information ("SAI") dated 12/30/2020. The NUGT & DUST and JNUG & JDST are two pairs of Direxion's leveraged directional ETFs.

6.   Claimed in 485 Direxion Prospectus on December 30, 2020, the Fund is a "non-diversified" series of the Trust, because a relatively high percentage of its assets may be invested in the securities of a limited number of issuers, or derivatives. Thus, the Funds are leveraged derivatives of derivatives. Direxion defined these two pairs of Funds as "Gold" Miner ETFs but the weight of real gold miners' assets in their derivative investment portfolio may be very limited.

7.   After April 1, 2020, The NUGT and DUST seek investment results that correspond to two times (200%) or two times of the inverse of (-200%) the daily performance of the NYSE Arca Gold Miners Index (GDMNTR, or "Miners Index"); through March 31, 2020, NUGT and DUST sought daily leveraged investment results, before fees and expenses, of 300% or -300%, of the performance of the GDMNTR. GDMNTR is modified market capitalization weighted indexes comprised of publicly traded companies that operate globally in both developed and emerging markets, and are involved primarily in mining for gold and, to a lesser extent, in mining for silver (NUGT Summary Prospectus on February 28, 2021). The Index GDMNTR is not a pure gold

miner's index and NUGT invests part of its portfolio into the GDMNTR and relevant derivatives.

8. After April 1, 2020, JNUG and JDST tracks two times (200%) or two times of the inverse of (-200%) of the daily performance of the MVIS Global Junior Gold Miners Index (MVGDXJTR, or "Junior Miners Index"); through March 31, 2020, JNUG and JDST sought daily leveraged investment results, before fees and expenses, of 300% or -300%, of the performance of the MVGDXJTR. MVGDXJTR tracks the performance of foreign and domestic micro-, small- and mid-capitalization companies that generate, or demonstrate the potential to generate, at least 50% of their revenues from, or have at least 50% of their assets related to, gold mining and/or silver mining, hold real property or have mining projects that have the potential to produce at least 50% of the company's revenue from gold or silver mining when developed, or primarily invest in gold or silver. Index MVGDXJTR not a pure gold miner's index and JNUG invests part of its portfolio into the index and relevant derivatives.

9. Direxion defined terms "daily," "day," and "trading day," refer to the "period" from the close of the markets on one trading day to the close of the markets on the next trading day.

10. Affiliate with other market makers, Direxion controls and manipulates the Fund price, including the intraday price, pre-closing violent swing trading, pre-market and after-market time trading, long-term price slipping down, the forward and reverse splits, making them patterns in short-term, middle-term, and long-term price manipulation.

11. NUGT has its price trending down by 1250 times, or -99.92% from $78,019.00 to $59.89 as of 06/24/2021 since its inception on December 8, 2010; and by May 14, 2021, the value of NUGT shrunk to 0.008% or 0.0008 of its original value. It's a sure downside trend fund.

12. Direxion has approximately $6.2 billion in management assets as of October 31, 2009. As of 06/24/2021, NUGT has significantly accumulated assets to 924.55M, total Assets:

12,294.50M, Holdings Turnover: 333.00%; Average Volume: 2,446,789, Expense Ratio (net): 1.14%.

13.   Direxion made this by hidden mathematic defects in the design, and mostly to make the shorting profit faster and bigger, by short-term, middle-term, and long-term price manipulation.

14.   Direxion provide partial information of enlarged volatility and compounding to deceit the public investors, hiding the serious compounding effect of long-term loss of the Funds.

15.   Direxion provided fraudulent and misleading information in its public disclosures, from the registration to the following SEC information disclosures, that long-term investment may receive higher return or at least have similar win-loss return opportunities.

16.   All Direxion 3x or 2x leveraged ETFs, by its design, are shorting tools, no matter the bull or bear in their names. Direxion and all responsible defendants know it either in Funds' design or in operation, and tried all the ways to cover the truth in its public disclosures.

17.   Direxion provides pairs leveraged funds to mislead the market to long respective directional funds. However, both bull and bear leveraged ETFs are shorting tools. Adding leverage, all investors can only lose their fortunes quicker.

18.   Direxion misrepresented that the Funds are seeking daily leveraged return and named the Funds as "Daily" period. However, the Funds' price cannot be leveraged during trading day period other than the pinpointed closing time, in which time Direxion rebalance and readjust its position.

19.   Therefore, the Funds mislead and misrepresent from their names by claiming "daily", "Leverage", "Bull/Bear", and "Gold Miners".

20.   Direxion manipulate the intraday prices to mimic the underly indexes' trend while investors do not know. Direxion control the closing prices to deviate the leveraged return. Direxion

manipulate the rebalance and readjustment of the closing price to make short swing trade profit.

21.   Direxion utilize the reverse split and forward split to further manipulate the market price, collect additional profit from the investors.

22.   Direxion practiced all tactics to deceive and mislead investors, control and manipulate prices, hunting short term, long term, middle term profit, making the trend to serve its illegal market manipulation purposes.

II.   **JURISDICTION AND VENUE**

23.   The claims asserted herein arise under and pursuant to Section 11 of the Securities Act of 1933 (15 U.S.C. §775), Securities Act Section 15 (15 U.S.C. § 77o), Sections 9(a)(2) of the Securities Exchange Act of 1934 [15 U.S.C. §§ 78i(a)(2)], Exchange Act Section 10(b) [15 U.S.C. § 78j(b)], Exchange Act Section 18(a) [15 U.S.C. § 78r(a)], Exchange Act Section 20(a) [15 U.S.C. § 78t(a)], Exchange Act Section 20A [15 U.S.C. § 78t-1(a)], (the "Exchange Act") and Rule 10b-5 [17 C.F.R. § 240.10b-5].

24.   This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and Section 22 of the Securities Act.

25.   Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the JNUG & NUGT trade in this District on the New York Stock Exchange("NYSE") Arca.

26.   The transactions, acts, practices, and courses of business constituting the violations herein occurred within the jurisdiction of the United States District Court for the Southern District of New York and elsewhere.

27.   In connection with the transactions, acts, practices and courses of business alleged hereof, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

III.   PARTIES

28.   Plaintiff Lee Xu purchased shares of the JNUG, JDST, DUST, and NUGT pursuant to the information in Registration and Prospectus and was damaged thereby as detailed in the Certification attached hereto as Exhibit 1.

29.   Defendant Direxion Shares ETF Trust is a Delaware statutory trust and a registered investment company with Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended ("1940 Act"), offering a variety of exchange-traded funds (ETFs), including JNUG & NUGT, as listed and traded on the NYSE Arca, Inc. The Trust was organized on April 23, 2008. Direxion Shares ETF Trust and another company, Direxion Funds, were managed by Rafferty Asset Management, LLC, offering leveraged index funds, both bull and bear ETFs, and alternative-class fund products into markets. Direxion started at approximately $6.2 billion in management assets as of October 31, 2009 to approximately $24.3 billion in assets as of March 31, 2021. As of the date of the SAI on 12/30/2020, offers for sale to the public 75 of the 79 funds registered with the SEC. Direxion has offices with Rafferty at 1301 Avenue of the Americas (6th Avenue), 28th Floor, New York, NY 10004 and a satellite office with Rafferty at 1010 Franklin Avenue, Suite 300A Garden City, NY 11530.

30.   Defendant Rafferty Asset Management LLC ("Rafferty") as the investment advisor for the Funds, provides investment management and advise services to the Direxion based

on Investment Advisory Agreement ("Advisory Agreement"), Advisory Fee Waiver Agreement, and Operating Expense Limitation Agreement. Rafferty is responsible for developing, implementing, and supervising the Funds' investment program. Senior officers of Rafferty regularly report to the Direxion Board on a range of matters. Rafferty is also the sole owner of Direxion Advisors, LLC ("Direxion Advisors"), investment adviser to certain series of Funds the Trust. Raffety was organized as a New York limited Liability company in June 1997. Defendant O'Neill is the Managing Director of Rafferty. Michael Raffety and Kathleen Rafferty Hay control Rafferty through their ownership in the company and Daniel D. O'Neil controls Rafferty through his ownership in Minakian Partners, LLC. Rafferty has offices at 1301 Avenue of the Americas (6th Avenue), 28th Floor, New York, NY 10004.

31.   Defendant Direxion Family of Investment Companies ("Direxion Family") consists of the Direxion Shares ETF Trust; the Direxion Funds which, as of the date of same SAI, offers for sale to the public 14 funds registered with the SEC; and the Direxion Insurance Trust which, does not have any funds registered with the SEC. The same persons who constitute the Direxion Shares board also constitute the board of trustees of the Direxion Funds and the Direxion Insurance Trust.

32.   Defendant Daniel D. O'Neill is the President and a Trustee of Direxion Shares ETF Trust, also serves as Chairman of the Board of Trustees of the Direxion Funds, Direxion Insurance Trust and Direxion Shares ETF Trust. Defendant O'Neill signed the Form N-1A Registration Statements, Amendment No. 260, 262 on February 27, 2020, and later Amendments. Daniel D. O'Neil controls Rafferty through his ownership in Minakian Partners, LLC.

33.   Defendant Daniel J. Byrne is a Trustee of Direxion. Defendant Byrne signed the Form N-1A Registration Statements, Amendment No. 260, 262 and Amendments.

34.   Defendant Gerald E. Shanley, III is a Trustee of Direxion. Defendant Shanley signed the Form N-1A Registration Statements, Amendment No. 260, 262 and Amendments.

35.   Defendant Jacob C. Gaffey is a Trustee of Direxion. Defendant Geffey signed the Form N-1A Registration Statements, Amendment No. 260, 262 and Amendments.

36.   Defendant Patrick J. Rudnick is the Principal Executive Officer and Principal Financial Officer of the Direxion Shares ETF Trust, also Senior Vice President of Rafferty Asset Management, LLC. since March 2013. Defendant Rudnick signed the Form N-1A Registration Statements, Amendment No. 260, 262 and Amendments.

37.   Defendant Messrs. Shanley, Gaffey, and are members of the Audit Committee, members of the Qualified Legal Compliance Committee, and also members Nominating and Governance Committee.

38.   Defendants O'Neill, Kellerman, Byrne, Shanley, Gaffey, and Rudnick are sometimes referred to herein as the "Individual Controlling Defendants", who authorized, requested, commanded, furnished information for, prepared (including suggesting or contributing language for inclusion therein or omission therefrom), reviewed, or approved the statement in which the misrepresentation was made before its utterance or issuance.

39.   Defendant Angela Brickl is the Chief Compliance Officer Secretary the Direxion Shares ETF Trust, also General Counsel of Rafferty Asset Management LLC since October 2010; Chief Compliance Officer of Rafferty Asset Management, LLC since September 2012; Chief Operating Officer of Rafferty Asset Management, LLC since April 2021.

40.   Defendant Todd Kellerman is the Treasurer and Controller of Direxion.

41.   Defendants Paul Brigandi and Tony Ng are jointly and primarily responsible for the day-to-day management of the Funds, bearing their primary responsibility and oversight in the

day-to-day management of the Funds.

42.   Defendant Michael Raffety and Defendant Kathleen Rafferty Hay control Rafferty

as shareholders.

43.   Defendant Brickl, Kellerman, Hay, and Michael Raffety are sometimes referred to

herein as the "Individual Managerial Defendants", are high managerial agent or member of the

board of directors who ratified, recklessly disregarded, or tolerated the misrepresentation after its

utterance or issuance.

44.   Each of "Individual Controlling Defendants" and "Individual Managerial

Defendants":

      a)   directly participated in the management of the Company.
      b)   was directly involved in the day-to-day operations of the Company at the Highest levels.
      c)   was privy to confidential proprietary information concerning the Company and its business and operations.
      d)   was directly or indirectly involved in drafting, producing, reviewing and/or disseminating the false and misleading statements and information alleged herein.
      e)   was directly or indirectly involved in the oversight or implementation of the Company's internal controls.
      f)   was aware of or recklessly disregarded the fact that the false and misleading statements were being issued concerning the Company; and/or
      g)   approved or ratified these statements in violation of the federal securities laws.

45.   Defendant U.S. Bancorp Fund Services, LLC ("USBFS") serves as the Funds'

administrator, providing reports as service providers to the Direxion. USBFS provides the

Direxion with administrative and management services (other than investment advisory services).

Direxion pays USBFS a **fee based on Direxion's total average daily net assets**. USBFS also is

entitled to certain out-of-pocket expenses. The amount of fees is paid by the Direxion to USBFS

pursuant to the Fund Administration Servicing Agreement for the fiscal years. USBFS has office

at 615 East Michigan Street, Milwaukee, Wisconsin 53202.

46.   Defendant Foreside Fund Services, LLC ("Foreside"), serves as the distributor ("Distributor") in connection with the continuous offering of each Fund's shares. The Trust offers Shares of the Funds for sale through the Distributor in Creation Units. The Trustees have adopted a Rule 12b-1 Distribution Plan ("Rule 12b-1 Plan") that each Fund may pay a fee of up to **0.25% of the Fund's average daily net assets** for certain expenses incurred in the distribution and the servicing and maintenance of existing shareholder accounts. The Distributor, as the Funds' principal underwriter, and Rafferty may have a direct or indirect financial interest in the Rule 12b-1 Plan or any related agreement. Foreside is located at 3 Canal Plaza, Suite 100, Portland, Maine 04101.

47.   Defendant Direxion Advisors, LLC ("Direxion Advisors") is an investment adviser to certain series of the Funds. Direxion Advisors shares same office with Direxion at 1301 Avenue of the Americas (6th Avenue), 28th Floor, New York, New York 10019.

48.   Defendants O'Neill, Michael Raffety and Kathleen Rafferty Hay, Brigandi and Ng, are sometimes referred to herein as "Portfolio Managers", are high managerial agent of the Trust or management company, or affiliates by agreements who designed the fraudulent scheme, ratified, recklessly disregarded, or directly managed or committed the price control or market manipulation.

49.   Defendants "Direxion Advisors", "Foreside", "USBFS", "Direxion Family" and are sometimes referred to herein as "Affiliate Companies".

IV.   PLAINTIFF'S CLASS ACTION ALLEGATIONS

50.   Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the Funds pursuant or traceable to the Company's false, fraudulent, and misleading

Registration Statement and were damaged thereby (the "Class"). Excluded from the Class are

Defendants, the officers and directors of the defendant companies, at all relevant times, members

of their immediate families and their legal representatives, heirs, successors or assigns and any

entity in which defendants have or had a controlling interest.

51.   The members of the Class are so numerous that joinder of all members is

impracticable. While the exact number of Class members is unknown to Plaintiff at this time and

can only be ascertained through appropriate discovery, Plaintiff believe that there are thousands of

members in the proposed Class.

52.   Plaintiffs' claims are typical of the claims of the members of the Class as all

members of the Class are similarly affected by Defendants' wrongful conduct in violation of

federal law that is complained of herein.

53.   Plaintiff will fairly and adequately protect the interests of the members of the Class,

who himself is a pro se counsel competent in litigation. The higher ethical standards of his

profession as attorney will greatly help to serve the class interest.

54.   Common questions of law and fact exist as to all members of the Class and

predominate over any questions solely affecting individual members of the Class. Among the

questions of law and fact common to the Class are:

       a. whether the Securities Act and Exchange Act were violated by Defendants' acts as
          alleged herein;
       b. whether statements made by Defendants during the Class Period to the investing
          public in the Registration Statement, later Amendments and other Additional
          Information Disclosures misrepresented or omitted material facts about the
          business, operations and/or management of the Funds;
       c. whether the Individual Defendants caused the Company to issue false and
          misleading SEC filings and public statements during the Class Period;
       d. whether Defendants acted knowingly or recklessly in issuing false and misleading
          SEC filings and public statements during the Class Period;
       e. whether defendants have committed the conducts complained of herein and
          whether such conducts constitute market manipulation and caused the class

damages; and

f.   whether the conducts of defendants complained of were carried out with scienter;

g.   whether the members of the Class have sustained damages and, if so, to what extent the members of the Class have sustained damages and the proper measure of damages.

55.   Plaintiff will rely, in part, upon the presumption of reliance established by the fraud-on-the-market doctrine upon the integrity of the market.

56.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

I.   THE FRAUDULENT AND MISREPRESENTATION IN

SEC REGISTRATION AND FILINGS

57.   Rafferty claimed that "the Funds are using derivatives in a simplified manner in pursuit of a passive investment strategy and prominently disclosing their leveraged natures, both through a naming convention and risk disclosure." It seemed Direxion relied on two things: naming convention and risk warning to get around the critics of using too much derivatives.

58.   Direxion claimed that investors need "read nothing but the name of the Fund: that the Fund is an index fund that seeks leveraged returns on a daily basis". Funds' naming convention are as follows:

Direxion + Daily + Underlying Index + Bull (Bear) + 3X + Shares

59.   However, all information in the naming convention is wrong.

60.   Simple risk warnings or cautionary language and partial disclose of Direxion cannot cure its false naming convention and misrepresentation.

61.   Defendants has breached the Securities Act by knowingly hid necessary information and promoted the opposite information in the Registration and Prospectuses. Defendants misled the market and misrepresented the material facts intentionally, repeatedly, or at least with severe recklessness. All responsible defendants have known of the facts and joined this fraudulent disclosure and price manipulation. Defendants' behaviors were an extreme departure from the standards of ordinary care and have violated almost all securities laws.

62.   In the letter to the SEC to lift proposed derivative investment cap, Rafferty claimed that,

> *In summary, investors in 3X ETFs receive extensive and direct disclosure regarding the Funds' strategies, use of derivatives, leverage and related risks both from the Funds themselves and from their brokerage firm as well. As a result, they understand the products, and their understanding of the products is evidenced by their active trading of them, which is reflected in the short, implied holding periods of their shares.*

63.   How can Direxion say that its investors are well-informed by hiding critical information and what statistics showing investors trades actively in short term and how much investors have lost their fortunes in doing so and how many other lies defendants made to keep its public listing without any derivative holding limit cap?

A.   Hide Long-Term Down Trend Feature

71.   The Funds are perfect long-term shorting investment vehicles, having a rapid compounding down trait, irrelevant of the benchmark's trend.

72.   Direxion Shares, instead of disclosing such trait, tried all ways to hide the trait from the public and induce them to long the Funds in the SEC filings.

73.   Direxion claimed the Funds were not suitable for long-term trading, meanwhile tried to depict pictures of possible high long-term investment return in same filing.

74.   If all investors know the down trait and join the shorting position, the Funds has no possibility to survive the market and SEC's supervision, unless it closes all buyers' positions at the end of each trading day.

a) Cheating Languages

75.   The NUGT Summary Prospectus on February 28, 2020 stated,

> "(T)his means that the return of the Fund for a period longer than a trading day will be the result of each trading day's compounded return over the period, which will very likely differ from 300% of the return of the Index for that period. As a consequence, **long holding period, higher volatility of the Index and greater leverage increase the impact of compounding on an investor's returns**. During periods of higher Index volatility, **the volatility of the Index may affect the Funds' return as much as, or more than, the return of the Index**.

76.   It stated that higher volatility and greater leverage of NUGT give a greater impact on return for greater holding period, and the Fund returns would be as much as, or more than, the leveraged return of the Index. The statement indicated that investing for periods greater than one day is a plausible investing strategy.

77.   The higher risky return is exactly what some investors are seeking.

78.   The NUGT Summary Prospectus on February 28, 2021, after switching the Funds from 3x to 2x leverage, contained the similar language in the first Paragraph to give hope to investors that the Fund's long-term return may be as much as or more than 2X leveraged return because it can differ from 200% of the return of the Index, during the periods of the higher index volatility.

> "The return of the Fund for a period longer than a trading day will be the result of each trading day's **compounded return over the period, which will very likely** **differ** **from 200% of the return** of the Index for that period. **Longer holding periods, higher volatility** of the Index and leverage **increase the impact of compounding on an investor's returns**. During

periods of higher Index volatility, the volatility of the Index may affect the Fund's return as much as, or more than, the return of the Index."

79.   Almost all Prospectuses and NUGT Summary Prospectuses before 2020 repeated significantly similar language in the "Important Information Regarding the Fund".

80.   Those languages indicated that the volatility would differ and mostly will enlarge the return; thus, investing for greater periods is a perfectly plausible strategy if the Index goes in favorable direction.

81.   The term "differ" misled and gave the public a fake hope of investment return bigger than 2x leverage.

82.   The "Important Information Regarding the Fund" did not disclose the Funds' loss rate is significantly larger than the wining rate in a long run, and irrelevant of the underlying index trends.

83.   Although it claimed the Funds did not fit for long-term investment, the same 02/28/2020 NUGT Prospectus explained,

> *"In light of the financing charges and each Bull Fund's operating expenses, the expected return of a Bull Fund* **over one trading day is equal to the gross expected return, which is the daily underlying index return multiplied** *by a Bull Fund's* **daily leveraged investment objective, minus (i) financing charges incurred by the portfolio and (ii) daily operating expenses***."*

84.   This language denied compounding, misled the investors that the any longer-term return will be the gross expected return times leverage after the expenses.

85.   A statement is "material" when there is "a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information available." Had investors known that the downside rate is extremely bigger than the upside, they obviously will not elect to long the Funds or will not invest the Funds at all.

86.   Opinion may be misleading even if sincerely held. The opinion in the Prospectus is hard to say sincerely held because the defendants must have known the disclosed information is not true in real operation.

87.   Defendants failed to adequately label the statements as forward looking; and knew that the statements were false when it made them; thus, the safe harbor warnings cannot shield Direxion from liability.

b) Hiding Overall Performance

88.   In the 2020 NUGT Summary Prospectus, defendants publicized that its NUGT return is -48.17% in 2011, -43.48% in 2012, -95.01% in 2013, -59.53% in 2014, -78.09% in 2015, 57.84% in 2016, 3.25% in 2017, -44.79% in 2018, 100.89% in 2019, and -60.10% in 2020.

89.   Direxion use total return to mix the overall returns in 2020 Prospectus,



Total Return for the Calendar Years Ended December 31

90.   The example showed NUGT went up and down when gold has similar trends.

91.   The Prospectus failed to disclose that a -43.48% decline in return needs 77% return in next year to get even, a -95% decline need 1900% return in next year to get even; a consecutive 3-year of significant 78%, 57.84% and 3.25% positive return was far from getting even of the investments; a -44.79% decline needs 81% return go get even; a -60.10% return needs 150% in return to get even. The fact is: NUGT has been rushing to the down road and never been back to its original price since it embarked market.

92.   Defendants further failed to disclose that the overall investment return in those ten

years is as follows:

51.83% * 56.52% * 5% * 40.47% * 178.09% * 157.84% * 103.25% * 55.21% * 200.89%

* 39.90% = 0.7613%, or 0.007613 of original value.

As to Google Finance, NUGT has downed 99.92%, left only 0.08%, or 0.0008 of original value, as of 06/24/2021.

93.   The 05/28/2021 NUGT "Fact Sheet" stating that NUGT's 10-year return was -

51.08%; 5-year return was -25.11%; 3-year return was -23.31%; 1-year return was 65.43%; 3-

month return was -21.43%; 1-month return was 8.03%, as of 03/31/2021, as follows,

Performance (As of 03/31/2021)

		1M %	3M %	YTD %	1Y %	3Y %	5Y %	10Y %	S/I of the fund %	Inception Date
NUGT	NAV	8.03	-21.43	-21.43	65.43	-23.31	-25.11	-51.08	-50.43	12/08/10
	Market Close	8.36	-21.38	-21.38	60.47	-23.30	-25.10	-51.08	-50.39	
DUST	NAV	-10.15	12.17	12.17	-70.64	-67.12	-64.47	-50.04	-49.00	12/08/10
	Market Close	-10.07	12.21	12.21	-70.33	-67.12	-64.46	-50.04	-49.02	
GDMNTR		3.48	-10.04	-10.04	39.10	14.84	11.11	-4.99	-5.09	

94.   By putting "Performance" instead of "Average Annual Returns" in the title of the

table, the Prospectus tried to mix the "Average Annual Return" with "Overall Return".

95.   Defendants hid the fact: the return numbers in this "Performance" table are

annualized returns, not overall returns. The real overall 10-year return was 0.007613 or 0.73%, not

-51.08%. If this is not cheat, what's cheat?

96.   To further mislead investors, Direxion put in the 2021 NUGT Summary Prospectus,

"(t)he Fund's highest calendar quarter return was 140.48% for the quarter ended March 31, 2016 and its lowest calendar quarter return was -80.05% for the quarter ended March 31, 2020"

97.   The purpose of the Direxion providing this information is to further cheat the public

investors that the long-term leveraged investing goal is still possible and very likely to achieve, and the possibility is very high and bigger return is real; the quarterly loss could not be bigger than -80% while gain could be as high as 140.48%.

98.   Some investors were inspired by the wrongful statement and wished to buy the deep bottom while the Funds have dropped thousand times, since gold industry has shown trending up from its bottom. However, the Funds can never go up to its original value, or very hard to back to an earlier price level.

99.   "[W]hen a company makes a historical statement that, at the time made, the company believed to be true, but as revealed by subsequently discovered information actually was not. The company then must correct the prior statement within a reasonable time." Stransky v. Cummins Engine Co., Inc., 51 F.3d 1329, 1331 (7th Cir. 1995). Defendants have the duty to disclose the overall performance of the Funds.

100.   "[A] reasonable investor may, depending on the circumstances, understand an opinion statement to convey facts about how the speaker has formed the opinion--or, otherwise put, about the speaker's basis for holding that view. And if the real facts are otherwise, but not provided, the opinion statement will mislead its audience." Omnicare, 135 S. Ct. at 1328.

101.   "[E]ven a statement which is literally true, if susceptible to quite another interpretation by the reasonable investor, may properly be considered a material misrepresentation." See also Kleinman v. Elan Corp., 706 F.3d 145 (2d Cir. 2013) (citation omitted).

102.   NUGT Summary Prospectus of 02/28/2021 named the table as "Average Annual Total Returns", still trying to mix "overall return" by using "total return".

Average Annual Total Returns (for the periods ended December 31, 2020)

	1 Year	5 Years	10 Years
Return Before Taxes	-60.10%	-6.33%	-50.21%
Return After Taxes on Distributions	-60.10%	-6.38%	-50.32%
Return After Taxes on Distributions and Sale of Fund Shares	-35.58%	-4.65%	-13.20%
NYSE ARCA Gold Miners Index (reflects no deduction for fees, expenses or taxes)	23.69%	22.42%	-4.17%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	18.40%	15.22%	13.88%

103. The actual return comparing to the S&P 500 is as follows by Charles Schwab,

Summary | News | Charts | **Performance** | Portfolio | Opinions / Analysis | Options

Returns | Tax Analysis

Cumulative Growth of a $10,000 Investment as of 04/30/2021


$40,000
$30,000
$20,000
$10,000
$0
Best 3 Month Returns
Worst 3 Month Returns
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

● NUGT $8 Fund ● S&P 500 TR USD $14,791 Broad-Based Index ● Trading--Leveraged Equity $37,637 Morningstar Category **Best 3 Mo Return** +359.2% 01/31/16-04/30/16 **Worst 3 Mo Return** -81.0% 12/31/19-03/31/20

Performance Returns as of 04/30/2021

Total Return — Toggle to chart view

Description	Annualized Trend 1,3,5 Year	Cumulative Returns YTD	1 Month	3 Month	6 Month	Annualized Returns 1 Year	3 Year	5 Year	Inception 12/2010
NUGT Market Price		-12.8%	+10.9%	-3.7%	-21.3%	-3.3%	-21.4%	-33.6%	-49.4%
NUGT NAV		-12.9%	+10.8%	-3.8%	-21.2%	-3.4%	-21.4%	-33.7%	-49.5%
Trading--Leveraged Equity Morningstar Category		+6.4%	+9.4%	+3.1%	+3.5%	+15.5%	+20.6%	+18.6%	--

- *NUGT, S&P, and Trading-Leveraged Equity all started at $10,000.00 original value in 2011.*
- *The topper line represents S&P 500 going right top to close $40,000.00 in 2021, and the lower blue line represents the NUGT going directly right bottom to almost $0.00 to 04/30/2021.*
- *Please noticing the averaged annul return numbers are different from NUGT's Summary Prospectus numbers in 2021.*
- *The 1-month annualized return was +10.9%, 3-month return was -3.7%, 6-month return was -21.3%, 1-year annualized return was -3.3%, 3-year annualized return was -33.6%, the total annualized return since inception was -49.4%.*

104. The overall NUGT return between 12/13/2010 to 05/14/2021 is -99.91% as follows,

	NUGT
Start date:	12/13/2010
End date:	05/14/2021
Start price/share:	$79,240.00
End price/share:	$73.08
Starting shares:	0.13
Ending shares:	0.13
Dividends reinvested/share:	$1.59
Total return:	-99.91%
Average Annual Total Return:	-48.80%
Starting investment:	$10,000.00
Ending investment:	$9.33
Years:	10.42


Growth of $10,000.00
With Dividends Reinvested
$11000.0
$10000.0
$9000.0
$8000.0
$7000.0
$6000.0
$5000.0
$4000.0
$3000.0
$2000.0
$1000.0
$0.0
$9.33
12/13/2010
05/14/2021
TickerTech.com May 15, 2021

105. A duty may arise when there is a corporate insider trading on confidential information, or corporate statement that would otherwise be "inaccurate, incomplete, or misleading", *Stratte-McClure v. Morgan Stanley*, 776 F.3d at 101 (2d Cir. 2015) (quoting *Glazer v. Formica Corp.*, 964 F.2d 149, 157 (2d Cir. 1992)(quoting *Backman v. Polaroid Corp.*, 910 F.2d 10, 12 (1st Cir. 1990) (en banc)); accord *Oran v. Stafford*, 226 F.3d 275, 285-86 (3d Cir. 2000).)

106. Direxion has never disclosed long-term five-year or ten-year overall return numbers. It has the duty to disclose them since the long-term losses are so tremendous.

107. Leveraged ETFs provides a safe impression that the investor will not be forced to clear all positions as other leveraged trading, like futures, forex. It is thus very attractive, especially with promised leveraged return. However, futures and forex can go up and down in long-run, but the Funds will only go down in one way in long-term.

108. Hiding the down trait, cloaking under leveraged ETF, promising in the Registration and Prospectus, and trading publicly, NUGT successfully cheated investors and have never lacked future investors.

109. In *In the Matter of Fiduciary Asset Management LLC,* Investment Company Act Release No. 30309 (Dec. 19, 2012), a similar closed-end investment company, the Commission

found that the registration statement "made no mention of the downside risks the Fund could face by trading index put options and variance swaps, including leveraged exposure to market declines or exposure to spikes in market volatility".

110.   In *In the Matter of Claymore Advisors, LLC,* Investment Company Act Release No. 30308 (Dec. 19, 2012), a closed-end investment company, the Commission found that there was "no mention of the downside risks the Fund could face by trading index put options and variance swaps, including the Fund's leveraged exposure to market declines and to spikes in market volatility"

111.   Investors who invested and traded the Funds relied on Direxion's SEC public information on the well-developed market. Investors also relied on the integrity of the market price when deciding whether to buy or sell the Funds. Thus, a reliance can rebuttably presumed. *Basic Inc. v. Levinson*, 485 U.S. 224 (1988).

112.   With the NUGT declined 1,250 times in 12-year operation, the Trust, its management group, all responsible personnel and defendants should have known the Funds will always going lower in very fast speed, no matter how the underlying index performed.

113.   Since the Funds have a predictable and promised long-term downside trend, the Funds are perfect long-term shorting investment vehicles. The statements that the Funds are not suitable for long-term investment are thus wrong.

114.   This is necessary information for investors to make investment decision.

115.   Defendants knowingly and intentionally hid the necessary information to the general public and thus misrepresentation.

116.   Direxion has submitted dozens of Summary Prospectus and statutory Prospectuses but none of them revealed this information.

117.   It is thus fraudulent.

118.   Knowing of the inside information of the sure down trend of the Funds, all defendants are hard to say they have never sought shorting profit of the Funds, by themselves or by affiliated third parties.

119.   Direxion holding positions in futures, miners' stocks, hedging the investors in its ETFs. As those positions in gold industry and keeps going up, Direxion has never shared its income in the investment portfolios but let the investors pay the pricing down.

B. **Hide Real Compounding Effects**

120.   As a haven investment, gold industry has recovered from historical low and benchmarked index will inevitably price up. That's reason investors invest into the Funds.

121.   In its 02/28/2020 Prospectus, Direxion gave an example of "Impact of Daily Compounding"

The same $100 investment in Fund B, however, would be expected to gain in value on Day 1 but decline in value on Day 2. The $100 investment in Fund B would be expected to gain 10% on Day 1 (200% of 5%) but decline 9.52% on Day 2.

Day	Index Performance	200% of Index Performance	Value of Investment
			$100.00
1	5.00%	10.0%	$110.00
2	-4.76%	-9.52%	$99.52

122.   The table is a partial example of compounding. It intentionally chose inequal up and down numbers. It intentionally chose a rate not back to its original value. It did not explain how much needed to get back to original value in leveraged price move. Because the Funds are leveraged, the volatility times compounding is the reason that their prices will deviate from the underlying indexes in long-term trend. It is critical and material to informing the investors of both sides of compounding and leveraged results.

123. The magic of compounding is that compounding down is much quicker than up, and always needs bigger up rate to get back to original value, we adjust the Table as follow,

Day	Index	Value	Index	Value	Index	Value	Index	Value
		100		$100		$100		$100
1	5%	105	10%	$110	20%	$120	40%	$140
2	-5%	99.75	-10%	$99	-20%	$96	-40%	$84

If 1ˢᵗ day up 5%, 2ⁿᵈ day lose 5%, the Fund loses only 0.025%;
If 1ˢᵗ day up 10%, 2ⁿᵈ day lose 10%, the Fund loses only 1%;
If 1ˢᵗ day up 20%, 2ⁿᵈ day lose 20%, the Fund loses only 4%;
If 1ˢᵗ day up 40%, 2ⁿᵈ day lose 40%, the Fund loses only 16%;
The loss enlarges to 16% in same 40% up and down price swing, and
it is the reason that Funds are deviating of underlying index.

124. The bigger the price swing, the bigger the Funds trend will deviate from underlying index trend. If the price is down 50%, then 100% up is needed to get even. When Direxion boasts an increase less than 100%, it means that the Funds have not yet recovered from a prior 50% loss. Moreover, the longer period, the bigger the Funds will deviate.

Day	Index	Value	200%	Value
		$100		$100
1	-25%	$75	-50%	$50
2	33.33%	100	100%	100

125. Further, <u>10% down ($90.00) needs almost 11.1% up to make even (90*1.11=$99.99); 20% down need 25% up to make even (80*1.25=100); 30% down needs almost 43% up to make even (70*1.43=100.1); 40% down needs almost 66.67% up to make even (60*1.67=100.2).</u>

126. In contrast, a 10% up needs only -9.1% down to even (110*0.909=99.99); a 20% up needs only -16.67% down to even (120*0.833=96.96); a 30% up needs only -23.1% to even (130*0.769=99.97); a 40% up needs only -28.6% to even (140*0.714=99.96).

127. Compounding further means the bigger the loss, the harder to go back to even. The

bigger the volatility, the bigger the loss, and the harder to go even. Loss less than 10% is relatively safe. A loss over 10% becomes dangerous and a loss over 50% needs 100% rise or doubling price to recover.

128.   The compounding applies to every stock or equities. But most equities seldom fluctuate more than 10% in very short period of time and most equities are based on real value. However, these Funds are derivatives out of derivatives, means that they are games of numbers. leveraged Funds are swinging in 5 to 30% price rang almost every day. Thus, compounding become a huge problem to leveraged Funds that all big losses compound together will only send the Funds to downside and no longer return.

129. The Prospectus table is relaying half-truth. Direxion has a duty of saying nothing or telling the whole truth. Direxion probably does not have to teach investors math, but it must disclose the whole compounding result if it elected to disclose.

130.   This disclosure is very important for investors to realize the real compounding effect, since most investors and market cannot be aware of the Funds compounding risks from this partial information.

131.   If circumstances exist where the seller is particularly aware of an infirmity in the subject matter and the purchaser is not, the duty arises in the seller to disclose the material facts likely to affect the judgment of the purchaser in his decision on whether or not to complete the sale. The rule of caveat emptor does not apply where it was the duty of the vendor to acquaint the vendee with the material fact known to vendor but unknown to vendees.

C. Failed to Disclose Operating Cost Compounding Effects

132.   Direxion's operating cost also joins the compounding down because it is pretty high.

For example, if the operating cost is 1.14% per day, the two-day 98.86% compounding makes 2.5% price down, three-day 98.86% compound makes 3.5% price down, four-day compounding makes 5% price down. By the costs of the Funds themselves, the price will always trend down, with no join of other elements.

133. Direxion has never disclosed the Funds' overall daily costs compounding effects and daily cost and expenses data.

134. All we can find is as follows: Rafferty earns investment management fees; USBFS earns it compensation on Trust's total average daily net assets; BNYM earned it accounting fee; Foreside earns its fee up to 0.25% of the Funds' average daily net assets. The margin cost, and other management and investment costs and expenses may add up to a high rate of its daily net assets.

D. Direxion's Prospectus Compounding and Volatility table was partial and misleading

135. In its "Principal Investment Risks" of the "Effects of Compounding and Market Volatility Risk" in 02/28/2021 NUGT Summary Prospectus, Direxion provided one-year *Volatility Rate table* showing compounding result as follows,

One Year Index Return	200% One Year Index Return	Volatility Rate				
		10%	25%	50%	75%	100%
-60%	-120%	-84.2%	-85.0%	-87.5%	-90.9%	-94.1%
-50%	-100%	-75.2%	-76.5%	-80.5%	-85.8%	-90.8%
-40%	-80%	-64.4%	-66.2%	-72.0%	-79.5%	-86.8%
-30%	-60%	-51.5%	-54.0%	-61.8%	-72.1%	-82.0%
-20%	-40%	-36.6%	-39.9%	-50.2%	-63.5%	-76.5%
-10%	-20%	-19.8%	-23.9%	-36.9%	-53.8%	-70.2%
0%	0%	-1.0%	-6.1%	-22.1%	-43.0%	-63.2%
10%	20%	19.8%	13.7%	-5.8%	-31.1%	-55.5%
20%	40%	42.6%	35.3%	12.1%	-18.0%	-47.0%
30%	60%	67.3%	58.8%	31.6%	-3.7%	-37.8%
40%	80%	94.0%	84.1%	52.6%	11.7%	-27.9%
50%	100%	122.8%	111.4%	75.2%	28.2%	-17.2%
60%	120%	153.5%	140.5%	99.4%	45.9%	-5.8%

136.   Giving the constant change of the volatility in every mini-second and anytime, the average rate in this static Table cannot explain dynamic compounding movement.

137.   Uneven index movement can tear down the trend much bigger than evenly milder index movement in same period. We explain the difference in the following table, presuming that one-year index return is -30%.

Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec	Average volatility rate
100%	100%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	25%
25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%

The table shows two different group of 2X index movement rates; then we find relative price numbers in the Volatility Rate table as follows,

Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec	Overall Value
-82%	-82%	51.5%	-51.5%	-51.5%	-51.5%	-51.5%	-51.5%	-51.5%	-51.5%	-51.5%	-51.5%	0.0000233
-54.0%	-54.0%	54.0%	-54.0%	-54.0%	-54.0%	-54.0%	-54.0%	-54.0%	-54.0%	-54.0%	-54.0%	0.0004241

- *The first example leaves the overall residue value as 0.0000233 or 0.00233%*
- *The second example: leaves the overall residue value as 0.0004241 or 0.04241%, almost 20 times higher value.*

138.   Both examples have 25% average volatility, but the compounding results are 20 times different because different volatility inside the period.

139.   Because the volatility changes forever, we cannot explain the actual price moves by merely average volatility only. Probably volatility's leveraged compounding is a better element to consider. Direxion's static Table tends to hide the severe compounding effect of leveraged volatility.

140.   The table picked whatever defendants intended to tell, hiding the key truth. This table is partial and misleading to make investors feel safe of the dangerous leveraged compounding and volatility.

141.   Direxion cannot use general and easy disclaimer to deny its duty to a clearer interpretation. We take a look of the famous Volatility Table again,

One Year Index Return	200% One Year Index Return	Volatility Rate				
		10%	25%	50%	75%	100%
-60%	-120%	-84.2%	-85.0%	-87.5%	-90.9%	-94.1%
-50%	-100%	-75.2%	-76.5%	-80.5%	-85.8%	-90.8%
-40%	-80%	-64.4%	-66.2%	-72.0%	-79.5%	-86.8%
-30%	-60%	-51.5%	-54.0%	-61.8%	-72.1%	-82.0%
-20%	-40%	-36.6%	-39.9%	-50.2%	-63.5%	-76.5%
-10%	-20%	-19.8%	-23.9%	-36.9%	-53.8%	-70.2%
0%	0%	-1.0%	-6.1%	-22.1%	-43.0%	-63.2%
10%	20%	19.8%	13.7%	-5.8%	-31.1%	-55.5%
20%	40%	42.6%	35.3%	12.1%	-18.0%	-47.0%
30%	60%	67.3%	58.8%	31.6%	-3.7%	-37.8%
40%	80%	94.0%	84.1%	52.6%	11.7%	-27.9%
50%	100%	122.8%	111.4%	75.2%	28.2%	-17.2%
60%	120%	153.5%	140.5%	99.4%	45.9%	-5.8%

142.   In 02/28/2021 NUGT Summary Prospectus,

"The Index's <u>annualized historical volatility rate</u> for the five-year period ended December31, 2020 <u>was 33.34%.</u> The Index's <u>highest volatility rate</u> for any one calendar year during the five-year period was <u>45.63%</u> and volatility for a shorter period of time may have been substantially higher. The Index's <u>annualized performance</u> for the one-year period ended December 31, 2020 was <u>22.42%.</u>"

143.   Volatility between "10% and 50%" is in a relative safe range in the table, and 10% to 25% volatility range is even better, both bring some opportunities to receive positive return. Thus 5-year annualized 33.34% volatility and 2020's 22.42% volatility would bring -5.8% to 35.3% return as in the table; however, the fund's 2020 performance is -60.10%, 5-year annualized return was -51.08%.

144.   To further ease the investors to long the Funds, in 02/28/2021 NUGT Summary Prospectus, Direxion explained the other underlying indexes are all perfectly located in this safe range, as follows,

Table 2 — Historic Volatility of each Fund's Benchmark Index

Index	5-Year Historical Volatility Rate
Energy Select Sector Index	21,51%
MSCI Brazil 25/50 Index	30.41%
MVIS Global Junior Gold Miners Index	34,60%
MVIS Russia Index	22,28%
NYSE Arca Gold Miners Index	32,13%
S&P Oil & Gas Exploration & Production Select Industry Index	35.60%

145. The Table 2 shows the annualized volatility for underlying indexes over the five years ended December 31, 2019. The historical volatility rates between 21.51 % to 35.60% could potentially bring -5.8% to 35.3% return as in the table.

146. By this Volatility Table and average volatility figures, Direxion combinedly misrepresented to the general public that it could provide long-term longing strategy since the volatility provides many opportunities for pricing up. The compounding will send the price differ, or higher than leveraged target when the underlying index favors the trend, and the volatilities are in the safe range.

147. However, the Funds have seldom gone up in the real trading, although the annualized volatility rates have always been in safe zone and underlying indexes keep going up.

148. Direxion partially disclosed material and critical facts in affecting investors' judgment, while all responsible defendants have aware of the infirmity. Filled with wrongful and partial information, public investors are trapped by these dangerous leveraged Funds schemes. If the investors have known of the whole story, no investors will long the Funds. It's maintainable for a charge of fraud relating to this partial disclosure.

C.   Direxion's Naming Convention were Wrong: Funds are not Daily Leveraged Trade Vehicles

(a)   Direxion Misrepresented the Funds are "Daily"

149. Direxion defined the terms "daily," "day," and "trading day," refer to the period "from the close of the markets on one trading day to the close of the markets on the next trading day." Hence the daily leveraged investment result shall be understood as a period result other than pinpointed closing time result.

150. Direxion claimed that its Funds were only appropriate and "seeks daily leveraged investment result".

151. Significantly, the funds are not appropriate for day trades at all: Funds do not and cannot be leveraged in the period range of a trading day other than the pinpointed closing time!

152. Direxion represented that it actually rebalances and readjusts all positions only at the pinpointed closing time.

153. Thus, the magic "daily" name is wrong to the Funds, as they are not daily leveraged but closing time leveraged!

154. Because Direxion and all responsible defendants rely on the name to explain to the SEC and public for the derivative use, they have been facially and fundamentally misrepresenting.

(b) **Direxion Misrepresented Intraday Prices as Leveraged but Actually not, and Impossible.**

155. Other than trying to readjust to 2x or 3x leveraged price to underlying indexes at closing time, the Funds do not and impossibly seek leveraged index change in other daily trading hours.

156. As volatility within a trading day will always fluctuate mini-secondly and any time, the volatility compounding will send the leveraged price far away from the underlying index, mostly to downside, just like long-term trading.

157. The Prospectus claimed in its second Paragraph of Direxion Shares ETF Trust Prospectus dated February 28, 2021,

*"**The Funds seek daily leveraged investment results and are intended to be used as short-term trading vehicles.** The Funds with "Bull" in their names attempt to provide daily investment results that correspond to two times the performance of an underlying index and are*

collectively referred to as the "Bull Funds." Each Fund with "Bear" in its name attempts to provide daily investment results that correspond to two times the inverse (or opposite) of the performance of an underlying index and are collectively referred to as the "Bear Funds.""

The 03/20/2020 Prospectus depicted the Funds as daily trading tools as follows,

***The Bull Funds seek daily leveraged investment results**, before fees and expenses, of 200% of the daily performance of an underlying index. The Bear Funds seek daily inverse leveraged investment results, before fees and expenses, of 200% of the daily inverse performance of an underlying index.*

The NUGT 497 Prospectus of filed on March 27, 2020, set the "Investment Objective,

Investment Strategy and Name Changes (from 3x to 2x)" again as follows,

Effective after market close on March 31, 2020, each Fund's new investment objective and strategy will be to seek daily leveraged, or daily inverse leveraged, investment results, before fees and expenses, of 200% or -200%, as applicable, of the performance of its underlying index as noted in the table below.

158. The Summary Prospectus further generally warned,

"Investors in the Funds should: understand the consequences of seeking daily leveraged investment results;"

159. In NUGT 497 Prospectus of filed on March 20, 2020, Direxion explained that return over

a whole trading day is leveraged for both bull and bears fund, after costs and expenses, as

follows,

***The Projected Return of a Bull Fund for a Single Trading Day**. Each Bull Fund seeks to provide a daily return that is 200% of the daily return of an underlying index. ……the expected return of a Bull Fund over one trading day is equal to the gross expected return, which is the daily underlying index return multiplied by a Bull Fund's daily leveraged investment objective, minus (i) financing charges incurred by the portfolio and (ii) daily operating expenses. …..Each Bull Fund will reposition its portfolio at the end of every trading day.*

***The Projected Return of a Bear Fund for a Single Trading Day**. Each Bear Fund seeks to provide a daily return which is 200% of the inverse (or opposite) of the daily return of an underlying index. …..*
As the holder of a short position, a Bear Fund also is responsible for paying the dividends and interest accruing on the short position….

160. For daily trading or short-term trading, the daily leveraged investment results cannot

pinpoint closing time only, especially Direxion set the ETFs as "short-term trading vehicles" and "seek daily leveraged investment results".

161. Although defendants know of the impossibility of intraday price leverage, they still name the Funds as "Daily" and repeated the daily investment promotion in years. It cogently goes beyond "severe recklessness". No other excuses can lead to any opposing inference of nonfraudulent intent. The statements deceived and defrauded tens of thousands of investors, including institutions. The scienter can be presumed.

162. In NUGT's Summary Prospectus dated February 28, 2021, repeated as follows,

The Direxion Daily Gold Miners Index Bull2XShares (formerly, the Direxion Daily Gold Miners Index Bull 3X Shares) (the "Fund") seeks daily leveraged investment results.

163. Although temporary or slight deviation from the leveraged price will generally be tolerated and accepted, hiding the fact, that the intraday cannot be leveraged at all, is unacceptable.

164. In NUGT 02/28/2020 Summary Prospectus, Direxion put the language as follows,

"The return for investors that invest for periods less than a trading day will not be 300% of the performance of the index for the trading day."

165. The 02/28/2021 NUGT Summary Prospectus tried to explain the intraday price divergence from underlying indexes, went a little further that the shorter-term period trading return cannot be expected to be 200% of the leveraged price target as follows,

*The return for investors that invest for periods **longer or shorter** than a trading day should not be expected to be 200% of the performance of the Index for the period.*

166. It is still vague as to the term "cannot be expected", especially with contradictory language in same document. This statement was still partially made, hiding the facts that intraday price is not just slightly differ, but fundamentally impossible to leverage the intraday prices.

167. From "differ", "will not" to "should not be expected to" Direxion showed the price may deviate from the leveraged price slightly, temporarily, or may not be exactly since it called the fund "daily leveraged". <u>They did not warn the public that the price did not follow both the benchmarked index and leveraged return</u>; most importantly, it has <u>never explained the intraday volatility and leverage also compound the price.</u>

168. In fact, the intraday price cannot be 3X leveraged, or 2X leveraged, and cannot be leveraged at all because the mini-second price volatility and compounding can send the price to the moon.

169. Until Amendment to Registration Statement under the Securities Act of 1933 Form N-1A (485APOS Prospectus materials) filing on December 30, 2020, Direxion tried to adjust its statements that,

*the return for investors that invest for periods less than a full trading day **will not be the product of the return of a Fund's stated daily leveraged investment objective** and the performance of the underlying index **for the full trading day**.*

170. Other than saying the full trading day return will not be leveraged, it said that trading day return could not be daily leveraged investment objective. Of course, the intraday price could not be the final daily price objective.

171. Other than saying the full trading day return will not follow underlying index, it said that trading day return could not be index's performance for the full day. Of course, the intraday price could not be the final daily price objective. Again, Direxion cheated the public and evade its liabilities by using the easy cheap disclaimer.

172. From the first registration document to boast passive management and strict multiple or inverse multiple index investment objective to this sneaky unveiling, it took many years. Tens of Thousands or millions of investors have been misled by its misrepresentation in its prior

filings.

173. Who is supposed to reimburse the public investors of the loss?

174. If not leveraged, how the intraday prices were maintained?

(c)   The Contradiction of Intra-Day Trading and Closing Readjustment

175. In NUGT 497 Prospectus filed on March 20, 2020, Direxion provided the Example 3 to

explain "Intra-day Investment with volatility":

The examples above assumed that Mary purchased the hypothetical Bull Fund at the close of trading on Day 1 and sold her investment at the close of trading on a subsequent day. However, if she made an investment intra-day, she would have received a beta determined by the performance of the underlying index from the end of the prior trading day until her time of purchase on the next trading day. Consider the following example.

*Mary invests $10.00 in a hypothetical Bull Fund at 11 a.m. on Day 2. From the close of trading on Day 1 until 11 a.m. on Day 2, the underlying index moved from 100 to 102, a 2% gain. In light of that gain, the Fund beta at the point at which Mary invests is 196%. **During the remainder of Day 2**, the Fund's underlying index rises from 102 to 110, a gain of 7.84%, and Mary's investment rises 15.4% (which is the underlying index gain of 7.84% multiplied by the 196% beta that she received) to $11.54. Mary continues to hold her investment through the close of trading on Day 3, during which the Fund's underlying index declines from 110 to 90, a loss of 18.18%. Mary's investment declines by 36.4%, from $11.54 to $7.34. For the period of Mary's investment, the Fund's underlying index declined from 102 to 90, a loss of 11.76%, while Mary's investment decreased from $10.00 to $7.34, a 27% loss. The volatility of the underlying index affected the correlation between the underlying index's return for period and Mary's return. In this situation, Mary lost more than two times the return of the underlying index. Mary was also hurt because she missed the first 2% move of the underlying index and had a beta of 196% for the remainder of Day 2.*

176. The example promoted that the intraday price will be strictly bound by inter-day beta

which is determined by the index performance. Direxion did not explain that the intra-day

price's leveraged volatility compounding.

177. This example promised that that the intra-day prices are leveraged at any point of time:

during the remainder of Day 2, Mary's investment rises 15.4% as 2 times leveraged price

after beta, which is 196%.

178. As compounding and volatility affect the intra-day prices mini-secondly, the price will inevitably be trending down and make the closing price readjustment impossible, which means from any point of time, the latter prices will be compounded to deviate from the leveraged target and underlying index.

179. Therefore, the Prospectus example is misleading, as all defendants know the fact in real operation but never disclosed.

180. Since the intraday price cannot follow the index nor be leveraged, the Funds may be like balls kicked anywhere by anyone, in a daily level, and mainly intraday price will like long-term trading always trading down, or at least deviating hugely from the benchmark index trend.

181. It further raised questions: who decides the intraday prices and how to decide the intraday prices? How to track the underlying index? How to rebalance and readjust the closing price to meet the leveraged return at closing time?

(d)   Intra-Day Price Control and Manipulation

182. As the intraday leverage and volatility compounding the price, Direxion has two choices: giving up leverage to be traded by market freely, or being leveraged but compounding.

183. In either situation, the Funds will either deviate from underlying bench market and there might have big price gap at the closing time. But we seldom found this happened. In contrast, intra-day trading did follow the underlying index trend curve and the closing price smoothly readjusted.

184. Which means Direxion chose illegal way: controlling the intra-day price, making the trend mimicking the underlying index and secretly manipulating price towards the final

closing readjustment.

185. There is no other choice as the market could not meet the readjustment price exactly every day, especially impossible after leverage and compounding.

(e)   Closing Price Readjustment Trap and Swing Trade

186. To collect ball at closing and make the game seem more seriously, defendants must control the Funds' price to make them like tracking the index trading curves, at least in daily level.

187. Defendants must make the gap-filling smoother to the closing adjusted prices. But they have never disclosed how they fill the price gap.

188. No matter where the balls go, defendants must collect the ball at closing time.

189. Defendants know where to collect the balls and where the targets are.

190. The gap between the intraday price and readjusted closing price leaves huge profit space.

191. The gap opens the door for the intraday price manipulation and the daily closing price gap swing trade.

192. These intraday price control can only be done artificially and manually. They throw a ball without leverage but call it daily leveraged balls, that is fraudulent; they control the price with personal will and price targets, that's price manipulation.

(f)   Conclusion

193. Even with sophisticated research and profound study of the benchmarked indexes, traders can lose their money in the day-trading, no matter institutions or individuals, because the Funds do not seek the intraday leverage targets at all, which all investors have never known.

194. Defendants have never disclosed that they decide the intraday prices. Defendants have never disclosed how they control the price to track the leveraged index and how they readjust the closing price, from what time they start to readjust the closing price, and what is their intraday price adjustment mechanism.

195. Defendants knew from the start that the intraday prices cannot follow the underlying index leveraged price, and systematically control an intraday price every day, but intentionally hide them from the general public.

196. What defendants claimed that the funds seek daily leveraged investment results is not the truth.

197. The Prospectus and disclosures were misrepresentation, misleading, and fraudulent.

D.   The Bull and Bear Pair Funds Trap

198. Direxion Shares provide and market pair ETFs as long investment tool because the Funds has both the bull and bear funds. Instead of longing or shorting the underlying indexes, investors can elect to long corresponding bull or bear ETFs.

199. Both bull and bear funds will inevitable leveraged down because of compounding.

200. By providing pairs of bull and bear leveraged investment tool to the market and hiding the compounding down feature of both pair of funds, defendants can easily trade against and crush all public investors, no matter bull or bear ETFs.

201. To hide the actual price change and attract more public to trade the funds, in 03/20/2020 Prospectus, Direxion provided three tables to compare the bull and bear funds for a 10-day short period trends:

Table 5 — The Index Lacks a Clear Trend

	Index			Bull Fund			Bear Fund		
	Value	Daily Performance	Cumulative Performance	NAV	Daily Performance	Cumulative Performance	NAV	DailyPerformance	Cumulative Performance
	100			$100.00			$100.00		
Day 1	105	5.00%	5.00%	$110.00	10.00%	10.00%	$90.00	-10.00%	-10.00%
Day 2	110	4.76%	10.00%	$120.48	9.52%	20.47%	$81.43	-9.52%	-18.57%
Day 3	100	-9.09%	0.00%	$98.57	-18.18%	-1.43%	$96.23	18.18%	-3.76%
Day 4	90	-10.00%	-10.00%	$78.86	-20.00%	-21.14%	$115.48	20.00%	15.48%
Day 5	85	-5.56%	-15.00%	$70.10	-11.12%	-29.91%	$128.31	11.12%	28.33%
Day 6	100	17.65%	0.00%	$94.83	35.30%	-5.17%	$83.03	-35.30%	-16.97%
Day 7	95	-5.00%	-5.00%	$85.35	-10.00%	-14.65%	$91.33	10.00%	-8.67%
Day 8	100	5.26%	0.00%	$94.34	10.52%	-5.68%	$81.71	-10.52%	-18.28%
Day 9	105	5.00%	5.00%	$103.77	10.00%	3.76%	$73.54	-10.00%	-26.45%
Day 10	100	-4.76%	0.00%	$93.89	-9.52%	-6.12%	$80.55	9.52%	-19.45%

The cumulative performance of the hypothetical underlying index in Table 5 is 0% for 10 trading days, The return of the hypothetical Bull Fund for the 10 trading day period is -6.12%, while the return of the hypothetical Bear Fund is -19.45%. The

Table 6 — The Index Rises in a Clear Trend

	Index			Bull Fund			Bear Fund		
	Value	Daily Performance	Cumulative Performance	NAV	Daily Performance	Cumulative Performance	NAV	Daily Performance	Cumulative Performance
	100			$100.00			$100.00		
Day 1	102	2.00%	2.00%	$104.00	4.00%	4.00%	$ 96.00	-4.00%	-4.00%
Day 2	104	1.96%	4.00%	$108.08	3.92%	8.08%	$ 92.24	-3.92%	-7.76%
Day 3	106	1.92%	6.00%	$112.24	3.84%	12.23%	$ 88.69	-3.84%	-11.31%
Day 4	108	1.89%	8.00%	$116.47	3.78%	16.47%	$ 85.34	-3.78%	-14.66%
Day 5	110	1.85%	10.00%	$120.78	3.70%	20.78%	$ 82.18	-3.70%	-17.82%
Day 6	112	1.82%	12.00%	$125.18	3.64%	25.17%	$ 79.19	-3.64%	-20.81%
Day 7	114	1.79%	14.00%	$129.65	3.58%	29.66%	$ 76.36	-3.58%	-23.64%
Day 8	116	1.75%	16.00%	$134.20	3.50%	34.19%	$ 73.68	-3.50%	-26.31%
Day 9	118	1.72%	18.00%	$138.82	3.44%	38.81%	$ 71.14	-3.44%	-28.85%
Day 10	120	1.69%	20.00%	$143.53	3.38%	43.50%	$ 68.73	-3.38%	-31.25%

The cumulative performance of the hypothetical underlying index in Table 6 is 20% for 10 trading days. The return of the hypothetical Bull Fund for the 10 trading day period is 43,50%, while the return of the hypothetical Bear Fund is -31,25%. In this case, because of the positive hypothetical underlying index trend, the hypothetical Bull Fund's gain is greater than 200% of the hypothetical underlying index gain and the hypothetical Bear Fund's decline is less than -200% of the hypothetical underlying index gain for the 10 trading day period.

Table 7 — The Index Declines in a Clear Trend

		Index			Bull Fund			Bear Fund	
	Value	Daily Performance	Cumulative Performance	NAV	Daily Performance	Cumulative Performance	NAV	Daily Performance	Cumulative Performance
	100			$100.00			$100.00		
Day 1	98	-2.00%	-2.00%	$ 96.00	-4.00%	-4.00%	$104.00	4.00%	4.00%
Day 2	96	-2.04%	-4.00%	$ 92.08	-4.08%	-7.92%	$108.24	4.08%	8.24%
Day 3	94	-2.08%	-6.00%	$ 88.24	-4.16%	-11.75%	$112.76	4.16%	12.75%
Day 4	92	-2.13%	-8.00%	$ 84.49	-4.26%	-15.51%	$117.55	4.26%	17.55%
Day 5	90	-2.17%	-10.00%	$ 80.82	-4.34%	-19.17%	$122.66	4.34%	22.65%
Day 6	88	-2.22%	-12.00%	$ 77.22	-4.44%	-22.76%	$128.12	4.44%	28.10%
Day 7	86	-2.27%	-14.00%	$ 73.71	-4.54%	-26.27%	$133.94	4.54%	33.91%
Day 8	84	-2.33%	-16.00%	$ 70.29	-4.66%	-29.71%	$140.17	4.66%	40.15%
Day 9	82	-2.38%	-18.00%	$ 66.94	-4.76%	-33.05%	$146.84	4.76%	46.82%
Day 10	80	-2.44%	-20.00%	$ 63.67	-4.88%	-36.32%	$154.01	4.88%	53.99%

The cumulative performance of the hypothetical underlying index in Table 7 is -20% for 10 trading days. The return of the hypothetical Bull Fund for the 10 trading day period is 36.32%, while the return of the hypothetical Bear Fund is 53.99%. In this case, because of the negative hypothetical underlying index trend, the hypothetical Bull Fund's decline is less than 200% of the hypothetical underlying index decline and the hypothetical Bear Fund's gain is greater than 200% of the hypothetical underlying index decline for the 10 trading day period.

202. The tables showing the bull and bear Funds exactly perform reversely in short term.

203. The 03/20/2020 Prospectus also provided one-year long-term compare of the pair funds,

Bull Fund

One Year Index Return	200% One Year Index Return	Volatility Rate				
		10%	25%	50%	75%	100%
-60%	-120%	-84.2%	-85.0%	-87.5%	-90.9%	-94.1%
-50%	-100%	-75.2%	-76.5%	-80.5%	-85.8%	-90.8%
-40%	-80%	-64.4%	-66.2%	-72.0%	-79.5%	-86.8%
-30%	-60%	-51.5%	-54.0%	-61.8%	-72.1%	-82.0%
-20%	-40%	-36.6%	-39.9%	-50.2%	-63.5%	-76.5%
-10%	-20%	-19.8%	-23.9%	-36.9%	-53.8%	-70.2%
0%	0%	-1.0%	-6.1%	-22.1%	-43.0%	-63.2%
10%	20%	19.8%	13.7%	-5.8%	-31.1%	-55.5%
20%	40%	42.6%	35.3%	12.1%	-18.0%	-47.0%
30%	60%	67.3%	58.8%	31.6%	-3.7%	-37.8%
40%	80%	94.0%	84.1%	52.6%	11.7%	-27.9%
50%	100%	122.8%	111.4%	75.2%	28.2%	-17.2%
60%	120%	153.5%	140.5%	99.4%	45.9%	-5.8%

Bear Fund

One Year Index Return	-200% One Year Index Return	Volatility Rate				
		10%	25%	50%	75%	100%
-60%	120%	506.5%	418.1%	195.2%	15.6%	-68.9%
-50%	100%	288.2%	231.6%	88.9%	-26.0%	-80.1%
-40%	80%	169.6%	130.3%	31.2%	-48.6%	-86.2%
-30%	60%	98.1%	69.2%	-3.6%	-62.2%	-89.8%
-20%	40%	51.6%	29.5%	-26.2%	-71.1%	-92.2%
-10%	20%	19.8%	2.3%	-41.7%	-77.2%	-93.9%
0%	0%	-3.0%	-17.1%	-52.8%	-81.5%	-95.0%

//Archives/edgar/data/0001424958/000119312520080736/d847016d497.htm

- -

497

10%	-20%	-19.8%	-31.5%	-61.0%	-84.7%	-95.9%
20%	-40%	-32.6%	-42.4%	-67.2%	-87.2%	-96.5%
30%	-60%	-42.6%	-50.9%	-72.0%	-89.1%	-97.1%
40%	-80%	-50.5%	-57.7%	-75.9%	-90.6%	-97.5%
50%	-100%	-56.9%	-63.2%	-79.0%	-91.8%	-97.8%
60%	-120%	-62.1%	-67.6%	-81.5%	-92.8%	-98.1%

204. In the tables the pair funds perform reversely in one-year term, showing a very promising investment functional returns for both bull and bear funds in long-term investment.

205. Direxion tried to say that bull and bears funds will perform reversely in short and long term.

206. However, the bear leveraged funds are also lose their value as quick as the bull funds, in both short term and long term.

207. See below charts that the pairs are in same down trend, in short and long term,



In five years, NUGT returned -86.94% and DUST returned -98.29%, very similar loss and sure down trend.



NUGT & DUST & JNUT & JDST trended perfectly same in 5 years



208.   In the maximum Return chart: NUGT & DUST & JNUT & JDST all trended down:

- ➢   **JDST: -100%: -$889,990.02 Max To $9.98**
- ➢   **DUST: -99.93%, -$25,550.13 Max To $18.63**
- ➢   **JNUG: -99.76% -$35,244.52 Max To $85.48**
- ➢   **NUGT: -99.92% -$77,960.11 Max To $59.89**

209. Tens of thousands of original investment in the Funds shrunk to merely zero. By providing the pair of bull and bear funds, the defendants took the advantage of SEC censorship and sponsorship, successfully cheated the public to long the Funds and legally crushed the market.

210. Defendants collect not only profits as gambling house host, also collect additional profit by trading against public investors. The losers are always general public investors.

E.   Funds Never Met 2x Or 3x Price Target

211. 2021 Summary Prospectus listed several risks to provide the reason for its price deviation from the underlined Index 3x or 2X target, including the Rebalancing Risk, Intra-Day Investment Risk, and Daily Index Correlation/Tracking Risk.

212. It's normal for such Funds to face market risks and general prices deviation can be tolerated by the market.

213. Tracking the daily prices, the gaps between targeted price and final price were always abnormally big, before or after the operational costs and all risks.

214. It is completely admissible for costs be incurred in tracing the benchmark index. The Prospectus provided hypothetical, theoretical examples of fees and expenses that investors may encounter over 1-year and 3-year periods, but Direxion has never disclosed its real

daily costs and expenses. The general disclaimer cannot release its liability to specify the

cost, tax, and margin tax rate.

215. Especially, these Funds are leveraged funds. The high daily operational cost and expenses

by themselves enough to compound the prices down.

216. Especially, the SEC lowered the derivative investment cap and later completely waived

the cap requirement, causing the rampage of the leveraged funds crushing the market with

no limit.

217. There is no limit how the leverage can deviate from its daily target.

F.   Marketing NUGT/JNUG/DUST/JDST as Gold ETFs

218. Moreover, NUGT/JNUG/DUST/JDST have very limited relationship with gold futures

or gold mining industry, however, defendants put gold to their names and market them as

gold ETFs/gold miner ETFs, which is also misleading.

219. The Funds may hold as little as 25% of its total asset in the GOLD mining sector index

or and the underlying index may also hold as little as 25% sector assets, thus the total

GOLD sector assets in NUGT may as little sector assets as $0.25 \times 0.25 = 0.0625$, or 6.25%,

according to February 2021 Direxion Statutory Prospectus as follows,

> *The Fund will concentrate its investment in a particular industry or group of industries (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries) to approximately the same extent as the Index is so concentrated.*

220. It means that the NUGT will invest as low as 6.25% in the gold miner sector but still be

named as GOLD Miners Index ETF.

221. It means Direxion can invest most assets in anything, even real estates, or family trust

estates, but still name the funds as index ETFs, S&P ETFs, Gold ETFs, or any names they want to put.

222. Ridiculously, Direxion invested so many daily leveraged Funds, in all kinds of names one can only imagine, such as Cyber Security 3X Funds, S&P Oil & Gas Exp. & Prod 3X Funds, including Bear & Bull, and Direxion Auspice Broad Commodity Strategy ETF, Direxion MSCI USA ESG-Leaders vs. Laggards ETF. If they cannot find a name, they add some names under their existing 3X Funds, Direxion Flight to Safety Strategy ETF, Direxion World Without Waste ETF. Significantly, they need not change many positions to the new funds, because 25% and total 6.25% threshold is so easy to meet.

223. The Funds invests "at least 80% of net assets in financial instruments, such as swap agreements, securities of index, and ETFs that not necessarily track the index. The financial instruments are mostly as "SWAP agreements and futures", or, derivatives.

224. Derivatives are financial instruments that derive value from the underlying reference asset or assets, such as stocks, bonds, or funds (including ETFs), interest rates or indexes.

225. The term to hold these derivatives will be up to 397 days.

226. The NUGT is thus a derivative of derivatives, exposing all traders and investors to greater volatility, liquidity, and financial risks than all underlying derivatives.

227. Derivates are very specialized financial instruments and are generally not publicly traded.

228. The **derivatives of derivatives** are even more specialized than ever invented and shall not be sold to the general public.

229. Because people always believe the gold is safe haven, the ETFs benefit from the "Gold" name to attract investor victims. The ETFs shall take "Gold" off its name.

A.   Conclusion

230.   Those misleading, fraudulent, and manipulative statements violated almost all securities

laws, including the Securities Act Section 11(15 U.S.C. §775), Sections 9(a)(2) of the

Securities Exchange Act of 1934 [15 U.S.C. §§ 78i(a)(2)], Exchange Act Section 9(f) [15

U.S.C. § 78i(f)], Securities Act Section 15 (15 U.S.C. § 77o), Exchange Act Section 10(b)

(15 U.S.C. § 78j(b)), Exchange Act Section 18(a) (15 U.S.C. § 78r(a)), Exchange Act

Section 20(a) (15 U.S.C. § 78t(a)), Exchange Act Section 20A (15 U.S.C. § 78t-1(a)).

231. All of the purported disclosures alleged above were materially false or misleading

because they failed to disclose and intentionally hide the material information to the public.

232.   The information is material because a substantial likelihood that the disclosure of the

omitted fact would have been viewed by the reasonable investor as having significantly

altered the 'total mix' of information available." *Matrixx Initiatives, Inc. v. Siracusano,*

563 U.S. 27, 38 (2011) (quoting *Basic Inc. v. Levinson*, 485 U.S. 224 (1988)).

233.   The partially disclosed information was hard to say to be made by omission because it

was material and defendants had the knowledge of all information while public investors

had not. The statement makers may cure the omission by cautionary languages. But a vague

or blanket boilerplate disclaimer which merely warns the reader that the investment has

risks will ordinarily be inadequate to prevent misinformation. To suffice, the cautionary

statements must be substantive and tailored to the specific future projections, estimates or

opinions in the prospectus which the plaintiffs challenge." *Slayton v. Am. Express Co.,* 604

F.3d 758, 772 (2d Cir. 2010) (quoting *Inst. Invs. Grp. v. Avaya, Inc.*, 564 F.3d 242, 256 (3d

Cir. 2009). See also *In re Aetna, Inc.* Sec. Litig., 617 F.3d 272, 282 (3d Cir. 2010)

"Cautionary language must be extensive, specific, and directly related to the alleged misrepresentation.".

234.   Defendants did list many risks in the Prospectus. Combined with false and misleading information, none of them have been specific and extensive enough to warn the investors of the real compounding effects and long-term down trend and short-term deviation from the underly indexes, and price control. Mostly, defendant used these easy and cheap warnings as shield for Defendant's misrepresentation and price manipulation liabilities.

235.   Defendants did not make false and misleading disclosure by omission, thus cannot cure by cautionary languages.

236.   By withholding the necessary knowledge and information, the defendants have special strategic advantages over the general public.

237.   The knowledge is Fund design and operational knowledge, not a generally to the collective knowledge of all the corporation's officers and employees that acquired in the course of their employment.

238.   The company does not have a common law duty to disclose. However, a duty may arise when there is a corporate insider trading on confidential information, or corporate statement that would otherwise be "inaccurate, incomplete, or misleading".

239.   A charge of fraud is maintainable where a party who knows material facts is under a duty, under the circumstances, to speak and disclose his information, but remains silent. Further, common-law duty to disclose material facts to a stock purchaser arises is from a partial disclosure or relaying half-truths.

240.   If circumstances exist where the seller is particularly aware of an infirmity in the subject matter and the purchaser is not, the duty arises in the seller to disclose the material facts

likely to affect the judgment of the purchaser in his decision on whether or not to complete the sale. There may also be a common-law duty to speak where the speaker acquires knowledge that previous statements to a stock purchaser are false or have become false.

241.   The Funds have been running billions of dollars and millions of trades every day. Those statements were made opposite the facts. Hiding the key truth are thus part of defendants' part of manipulative, fraudulent, and deceptive tactic in the public purchase or sale of the ETF funds. They made the wrongful statements intentionally to deceit the general public.

242.   The individual trustees and managing officials who make or issue the statements, or order or approve it or it is making or issuance, or who furnish information or language for inclusion therein, are all responsible for such manipulative, fraudulent, or deceptive tactics.

243.   Even if the statements in Prospectuses constituted opinions sincerely held by the defendants, they were still misleading, that "[A] reasonable investor may, depending on the circumstances, understand an opinion statement to convey facts about how the speaker has formed the opinion--or, otherwise put, about the speaker's basis for holding that view. And if the real facts are otherwise, but not provided, the opinion statement will mislead its audience. *Omnicare*, 135 S. Ct. at 1328. "[E]ven a statement which is literally true, if susceptible to quite another interpretation by the reasonable investor, may properly be considered a material misrepresentation." See also *Kleinman v. Elan Corp.*, 706 F.3d 145 (2d Cir. 2013)

244.   If defendants have disclosed the fact that the Funds will always lose value, no investors will long the funds, and more market makers and trader will join the shorting side, competing the shorting profits; If defendants have disclosed the facts that intraday trading will not follow the leveraged target, no traders will join the day-trading.

245.   In order to attract more investors and traders, defendants intentionally hide the key facts and benefit from the misrepresentation by trading against investors and market price manipulation. Those behaviors were highly unreasonable and an extreme departure from the standards of ordinary care in information disclosure. The statements were made when all defendant having complete knowledge and thus wrongful statement were intentional and willful.

246.   The depictions in the official disclosures were directly opposite to the fact and go beyond mere misleading. Those statements were not made recklessly toward the falsity of those statements. They were made by the defendant who know they were wrong. The statements were made in attracting more investors in investing the funds, either long term or short term, or daily. The statements have caused almost all investors and traders, both institutional or individual, lost significant investment and fortune in the Funds trading and investment.

247.   The facts create a strong inference that the defendants' intent could be imputed to the trust defendant which was responsible for the statements made was at least reckless toward the falsity of those statements. The misleading statement could not be the result of careless mistakes at the management level based on false information fed it from below since it has more than twelve-year operating experience in dozens of leveraged funds.

248.   The statements made by the Defendant Trust meets the requisite Rule 10(b) scienter.

249.   Liability may arise from a company's failure to correct prior statements that were false or misleading. "[W]hen a company makes a historical statement that, at the time made, the company believed to be true, but as revealed by subsequently discovered information actually was not. The company then must correct the prior statement within a reasonable

time." *Stransky v. Cummins Engine Co., Inc.,* 51 F.3d 1329, 1331 (7th Cir. 1995) (emphasis added).

250. "When a corporation speaks, volunteers, or discloses a fact, projection, or opinion about its operations, a duty arises for the corporation to ensure such information is not "so incomplete as to mislead." See *FindWhat Inv. Grp. v. FindWhat.com*, 658 F.3d 1282, 1305 (11th Cir. 2011) (quoting *Backman v. Polaroid Corp.*, 910 F.2d 10, 16 (1st Cir. 1990)).

251. Direxion has breached its promises, violated securities rules and laws, civilly and criminally, by using complicated public disclosure and mathematics tables, trading against public investors and market price manipulation.

B. MARKET PRICE MANIPULATION

A.   The Intraday Trade Price Control

252. Although claimed to "seek the daily leveraged investment results, before fees and expenses, of 300% (or 200%) of the daily performance of the Index" in Prospectus and filings, defendants control the Funds price in day trading, making the investment results impossible.

253. The Funds cannot and impossible to reach the leveraged index return in the daily trade until the pinpointed closing time because of the leveraged volatility compounding.

254. If no leverage to the index, the Funds are like balls in the field, kicked by the investors anywhere; or if strictly leveraged to the index, the intraday price would be compounded to the moon.

255. In either way, the Funds price will greatly deviate from the underlying index.

256. However, Direxion is claimed to meet 3x or 2x leverage price at closing time, thus it

cannot let the price gap be too huge to be readjusted, or be kicked too far to reach.

257. Defendants are left no choice but to artificially or manually control the trend to make it similar to the underlying index and to make the closing price divergency smaller. This is price manipulation.

258. Direxion has never disclosed how it controls the daily trading prices and how to make these leveraged funds looks like tracing the underlying index daily trading curve.

259. The Direxion named all these funds as "Daily Funds" "seek the daily leveraged investment results to benchmarked index". However, the Funds seek no leveraged return in intraday trading.

260. Traders, no matter institutions or individuals, who longed the funds wishing to follow the underlying index have lost significant money in the defendants' day-trading rampage.

261. There exists huge profit in manipulating the price, giving the leverage and trade volume.

262. Defendants know intraday price compounding deviates the Funds from the benchmark index, and they have never disclosed the information.

263. Defendants know the intraday price and trend must be interfered to make the closing gap smaller, and they interfere them every day.

264. Defendants have been practicing this price manipulation for years; it is impossible to stop this practice and impossible to keep such inside information from leaking and stop insiders to trade such price readjustment for personal benefit.

265. It is hard to say, defendants have never joined the short-term inside trading through third-party, affiliates, individually, or by any other means.

266. Many market makers looked into the gap and caused huge last-hour price swing. Defendants or their affiliates, or other market makers trade against public investors, short

the Funds and has been grabbing huge profit.

B.   Closing Price Readjustment Manipulation

267. Rafferty ordinarily executes transactions for a Fund "market-on-close", or "rebalance

their portfolios once a daily" at the market closing (3/20/2020 Prospectus) in which funds

purchasing or selling the same security receive the same closing price.

268. No matter where the balls are, the funds will inevitably be readjusted toward the 3x or 2x

leveraged target at closing time, opening the gate to the price manipulation.

269. This operation leaves defendants a special control to make profit in last hour price swing

trade.

270. As Defendants have to grab the ball at the closing time, the farther the balls gone, the

bigger the price gap, and the bigger the profit to make the closing readjustment. That is the

reason that last-hour violent price swings can be found in its every leveraged ETF Funds.

271. Generally, one hour before the closing time, defendants come back to readjust the price

toward the index price. With the proximate knowledge of price to close, defendants either

short or long their position. Giving the leverage and the volume of the trade, the illegal

profit can be huge every day.

272. Generally, when the ball goes too far in day trading, and defendants will kick back the

ball and let price return.

273. The SEC has issued notification to Direxion to stop the last one-hour violent fluctuation.

They have stopped the bigger price swing but can never stop it. In stead, Direxion trade

this last hour in a more secret way.

274. Some traders and market makers may have been making huge profit in the last hour price

readjustment.

275. General public traders cannot anticipate this sudden pre-closing price change on all technical standards.

276. Defendants have the knowledge of such inevitable price gap because they have been and rebalancing and readjusting closing prices every day.

277. Defendants declared the closing readjustment in its SEC filings. The problem is not the readjustment but the manipulation of intraday price and the way to fill the gap, the way that defendants throw the ball and the way they set the target and collect the balls for their interest.

278. Defendants adjust and control intraday prices and artificially rebalance and readjust the closing prices based on the information held inside, and disclosed partial information to public investors. The intraday price control, closing prices, volatilities, compounding, daily trade strategy, short-term and long-term price control are secret weapons of the defendants. Armed with inside information, Defendants have intentionally hid material information, artificially manipulated the price, caused loss and damages to the investors. Defendants thus committed market manipulation.

279. Giving the leverage and volume of the Funds, it is hard to say, defendants have never joined the short-term swing trade through third-party, affiliates, individually, or by any other means.

C.   <u>Short-term Price Control</u>

280. Except to closing swing trade for price gap and trading hour price control, defendants also control the opening price, the pre- and after-market prices.

281. See below the table of pre-market price gap and the after-market price gap.





282. In NUGT and JNUG 5-minute charts, some of the inter-day price gap swings bigger than

whole trading day price range. These gaps were caused by pre- and after-hour trading.

283. Defendants have never disclosed whether his pre-market and after-market trading will

also seek leverage price to the benchmarked index.

284. The non-trading-hour performance shows little correlation with leverage and underlying index.

285. The pre-market and after-market trading are most wild trade, causing huge price difference to the underlying index, demanding more price control and bigger readjustment.

286. The more price control and readjustment, the more defendants can make the predictable trend and profit.

287. This manipulative trading practice is known as "marking-the-close." Defendants engaged in this marking-the-close scheme in an attempt to serve its short-term trading scheme.

288. By engaging in this scheme, the Defendant, directly and indirectly, has engaged in and, unless enjoined, will continue to engage in transactions, acts, practices and courses of business which constitute and will constitute violations of Sections 9(a)(2) and 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") [15 U.S.C. §§ 78i(a)(2), 78j(b)] and Rule 10b-5 [17 C.F.R. § 240.10b-5.

289. Direxion has never disclosed such non-market price target and mechanism.

290. In contrast to the profit made by the Direxion and relevant market makers by price manipulation, almost all public traders and investors have lost substantial investments in these ETFs because defendants manipulate price and trade against public investors.

291. By unreasonably hiding the operational information, controlling the intraday price and the trend curve to meet the benchmark index, and readjustment at closing time, defendants and all responsible personnel are liable for traders' loss.

292. The ETFs are deadly poisonous and dangerous in daily or short-term trading to public investors, no matter institutional or individual.

293. Many institutions have halted and/or severely curtailed their sale of non-traditional ETFs, and some brokers have forbidden their client's trading of Direxion leveraged funds because they found out that the Funds are so poisonous in all senses and at all levels. But most individual investors are still herded in.

D.   Mid-Term Price Manipulation

294. Between April 10 and May 29, 2019. The NUGT closing price changed from $101.10 to $72.45, a 28% loss in 49 days, or potential short profit of 28% in 49 days.

295. See below Direxion's shorting profit collection period between 04/10/2019 -05/29/2019:

DATE	Index closing	Index	Index	NUGT Closing	NUGT open	NUGT Change	3X Target	Difference
May 29, 2019	569.60	569.10	0.06%	72.45	73.00	-0.28%	0.18%	-0.46%
May 28, 2019	569.25	572.17	-0.51%	72.65	71.95	-1.62%	-1.53%	0.09%
May 27, 2019	572.15	572.17	-0.09%	-	-	-	-	-
May 26, 2019	-	-	-	-	-	-	-	-
May 25, 2019	-	-	-	-	-	-	-	-
May 24, 2019	572.66	570.11	0.48%	73.85	72.85	1.23%	1.44%	-0.21%
May 23, 2019	569.90	568.98	0.15%	72.95	73.70	1.25%	0.45%	0.8%
May 22, 2019	569.04	578.37	-1.62%	72.05	75.30	-5.01%	-4.86%	-0.15%
May 21, 2019	578.40	576.71	0.32%	75.85	73.80	0.53%	0.96%	-0.43%
May 20, 2019	576.58	577.42	-0.15%	75.45	75.50	-0.26%	-0.45%	0.19%
May 19, 2019	577.46	577.42	0.08%	-	-	-	-	-
May 18, 2019	-	-	-	-	-	-		
May 17, 2019	577.02	575.13	0.27%	75.65	73.15	1.75%	0.81%	0.94%
May 16, 2019	575.47	580.38	-0.85%	74.35	75.50	-3.32%	-2.55%	-0.77%
May 15, 2019	580.41	581.90	-0.26%	76.90	78.10	-0.45%	-0.78%	0.33%
May 14, 2019	581.94	580.87	0.13%	77.25	77.50	-1.15%	0.39%	-1.28%
May 13, 2019	581.18	566.51	2.61%	78.15	75.10	9.38%	7.83%	1.55%
May 12, 2019	566.40	566.51	-0.04%	-	-	-	-	
May 11, 2019	-	-	-	-	-	-		
May 10, 2019	566.61	569.93	-0.54%	71.45	74.45	-2.46%	-1.62%	-0.84%
May 09, 2019	569.70	571.61	-0.37%	73.25	74.10	-0.75%	-1.11%	0.36%
May 08, 2019	571.83	577.30	-0.93%	73.80	78.50	-3.34%	-2.79%	-0.55%
May 07, 2019	577.22	566.70	1.85%	76.35	72.95	6.12%	5.55%	0.57%
May 06, 2019	566.72	566.45	0.11%	71.95	71.65	-0.21%	0.33%	-0.54%
May 05, 2019	566.09	566.45	-0.14%	-	-	-	-	
May 04, 2019	-	-	-	-	-	-		
May 03, 2019	566.86	564.45	0.40%	72.10	73.15	2.05%	1.20%	0.85%
May 02, 2019	564.60	573.72	-1.65%	70.65	72.50	-5.17%	-4.95%	-0.22%
May 01, 2019	574.10	582.88	-1.45%	74.50	77.80	-5.10%	-4.35%	-0.75%
Apr 30, 2019	582.52	581.86	0.12%	78.50	77.90	0.26%	0.36%	-0.10%
Apr 29, 2019	581.81	593.35	-1.94%	78.30	82.55	-6.34%	-5.82%	-0.52%
Apr 28, 2019	593.35	593.35	0.01%	-	--	-	-	

Apr 27, 2019	-	-	-	-	-	-		
Apr 26, 2019	593.31	580.59	2.23%	83.60	80.85	6.09%	6.69%	-0.6%
Apr 25, 2019	580.39	583.74	-0.64%	78.80	81.45	-2.11%	-1.92%	0.19%
Apr 24, 2019	584.12	581.47	0.45%	80.50	78.40	2.74%	1.35%	1.39%
Apr 23, 2019	581.51	586.96	-0.91%	78.35	77.60	-2.37%	-2.73%	0.36%
Apr 22, 2019	586.83	595.37	-1.43%	80.25	85.35	-4.97%	-4.26%	0.68%
Apr 21, 2019	595.36	595.37	-0.02%	-	-	-	-	
Apr 20, 2019	-	-	-	-	-	-		
Apr 19, 2019	-	-	-	-	-	-		
Apr 18, 2019	595.46	603.43	-1.35%	84.45	87.85	-4.68%	-4.35%	-0.33%
Apr 17, 2019	603.61	610.10	-1.09%	88.60	90.50	-2.10%	-3.27%	1.17%
Apr 16, 2019	610.25	619.41	-1.48%	90.50	92.10	-5.63%	-4.44%	-1.19%
Apr 15, 2019	619.44	620.62	-0.18%	95.90	92.75	0.31%	-0.57%	-0.26%
Apr 14, 2019	620.58	620.62	-0.02%	-	-	-	-	
Apr 13, 2019	-	-	-	-	-	-		
Apr 12, 2019	620.71	623.23	-0.44%	95.60	96.05	-0.57%	-1.32%	0.75%
Apr 11, 2019	623.46	631.84	-1.26%	96.15	97.45	-4.90%	-3.78%	-1.12%
Apr 10, 2019	631.39	636.08	-0.76%	101.10	103.62	-2.55%	-2.28%	-0.27%

296. In the table, the price fluctuated between 04/10/2019 to 04/29/2019 in $103.62 -$82.55 price range, and sharply tore the price to $70s the next day.

297. The data showed defendant's collection campaign including both swing trading and compounding trend trading.

298. Defendants can use all their intraday and short-term price manipulation to serve its mid-term price target.

299. Direxion manipulate mid-term price by random daily price divergence from leverage target, see "Difference" in the table how much Direxion missed leveraged price target.

300. Considering all elements in spectacular tracking divergence (the divergence of the performance of the Fund from that of the benchmark or index) between the performance of the Funds and underline indexes, and mathematics pattern and costs and expenses, there are no explanation to such big difference.

301. The only explanation is the price manipulation.

302. Both Direxion or SEC set no cap or limit for such divergence.

303. The defendants Intentionally manipulate the prices.

E.   **Long-term Price Manipulation**

304. In all 2013 to 2021 Prospectuses, Direxion said the Fund is "not intended to be used by, and is not appropriate for, investors who do not intend to actively monitor and manage their portfolios." It is hard to say to be a sufficient disclosure or cautionary language. Of course, everybody will actively monitor and manage portfolios. The language alarmed no risk at all.

305. The same 02/28/2020 NUGT Prospectus explained,

*"In light of the financing charges and each Bull Fund's operating expenses, the expected return of a Bull Fund **over one trading day is equal to the gross expected return,** which is the daily underlying index return multiplied by a Bull Fund's daily leveraged investment objective, minus (i) financing charges incurred by the portfolio and (ii) daily operating expenses."*

306. This language denied compounding, misled the investors that the any longer term return will be leveraged return after the expenses.

307. The magic leverage compounding will head the Funds down faster than up.

308. Direxion use pair funds to attract general public to hold longing position in either bull or bear position. But the pair funds will both trending down, no matter which side, or no matter the direction of benchmark index.

309. Direxion used the average annualized volatility rate and annualized return rate to attract investors and traders into calculated trap.

310. It used the short-term and mid-term price manipulation, cost compounding, forward slip and reverse slip to serve its long-term target.

311. It deviates the daily leveraged price to serve its long-term price target.

312. It further marketed itself as GOLD miners ETF to attract more gold investors.

313. Adding all together, the fund will inevitably slip into the downside in the long-term and defendants can trade against the investors to short the funds.

314. Defendants are making promised shorting tools which cannot be anticipated by public investors.

315. The prices of the NUGT have going down more than 99.2%. The original investment shrunk thousands of times, which means 1250 times of short profit in merely holding shorting position without margin, and tens or hundreds of times more, if with margin.

316. With a sure down trend, and manipulation tactics with inside information, and the money involved, Direxion cannot say it has not joined the manipulation or say it has no control of the manipulation, in options, futures or other trading.

F.   Direxion has seldom met its daily leveraged index price change

317. The Direxion promised that NUGT and DUST seek daily investment results, before fees and expenses, of either 200%, or 200% of the inverse (or opposite), of the performance of the NYSE Arca Gold Miners Index. Through March 31, 2020, the Funds sought daily leveraged investment results, before fees and expenses, of 300% of the performance of the NYSE Arca Gold Miners Index. The actual trading prices of the funds deviate much from its 3X or 2X targets. As it's claimed annual funding expenses in the fact sheets, the Net Expense Ratio would be 0.90% for NUGT and 0.91% for the DUST.

318. The 2020 Summary Prospectus shows the total "Annual Fund Operating Expenses for the NUGT is totally 1.14%. (Fees and expenses that you may pay if you buy, hold, and sell shares of the Fund ("Shares"))".

319. Even after expenses, the closing-to-closing price change rates do not match the Index change rate.

320. Comparing the prices of each day from its inception Date 12/8/2010 to the date, there have no single day exactly met the targeted target as below,

D a t e	Index Closing	Index OPEN	Index Change	NUGT closing	NUGT open	NUGT change	3X Target
Jul 29, 2016	846.91	826.82	2.45%	642.04	642.04	8.15%	7.35%
Jul 28, 2016	826.69	822.47	0.62%	593.64	593.64	-0.29%	1.96%
Jul 27, 2016	821.62	792.67	3.68%	595.36	595.36	13.60%	11.04%
Jul 26, 2016	792.47	774.99	2.31%	524.08	524.08	7.62%	6.93%
Jul 25, 2016	774.56	801.79	-3.08%	486.96	486.96	-10.57%	-9.24%
Jul 24, 2016	799.16	801.79	-0.26%	544.52			-43.56-%
Jul 22, 2016	801.24	799.79	0.16%	548.20	544.52	-0.67%	0.48%
Jul 21, 2016	799.97	782.40	2.21%	501.04	548.20	9.41%	6.63%
Jul 20, 2016	782.67	825.81	-5.21%	607.40	501.04	-17.51%	-15.63%
Jul 19, 2016	825.68	834.55	-1.06%	627.84	607.40	-3.26%	-3.18%
Jul 18, 2016	834.53	830.78	0.00%	619.12	627.84	1.41%	0.00%
Jul 17, 2016	834.53	830.78	0.46%	640.36			1.38%
Jul 15, 2016	830.73	840.39	-1.16%	649.68	619.12	-3.32%	-3.48%
Jul 14, 2016	840.52	843.05	-0.37%	594.48	640.36	-1.43%	-1.11%
Jul 13, 2016	843.67	822.99	2.50%	671.68	649.68	9.29%	7.50%
Jul 12, 2016	823.13	851.24	-3.32%	666.72	594.48	-11.49%	-9.96%
Jul 11, 2016	851.38	845.52	0.00%	609.76	671.68	0.74%	0.00%
Jul 10, 2016	851.38	845.52	0.70%	670.84			2.10%
Jul 08, 2016	845.49	827.06	2.19%	615.12	666.72	9.34%	6.57%
Jul 07, 2016	827.38	847.01	-2.31%	577.84	609.76	-9.11%	-6.93%
Jul 06, 2016	846.97	819.46	3.26%	504.48	670.84	9.06%	6.78%
Jul 05, 2016	820.27	809.03	--%	477.92	615.12	6.45%	0.00%
Jul 04, 2016	820.27	809.03	2.03%	450.60			6.09%
Jul 01, 2016	803.98	769.66	4.48%	472.68	577.84	14.54%	13.44%
Jun 30, 2016	769.52	759.09	1.40%	456.04	504.48	5.56%	4.20%
Jun 29, 2016	758.86	741.87	2.40%	387.92	477.92	6.06%	7.20%
Jun 28, 2016	741.07	752.02	-1.42%	399.76	450.60	-4.67%	-4.26%
Jun 27, 2016	751.75	741.75	0.00%	374.92	472.68	3.65%	0.00%
Jun 26, 2016	751.75	741.75	1.15%	409.08			3.45%
Jun 24, 2016	743.21	703.00	5.56%	416.40	456.04	17.56%	16.68%
Jun 23, 2016	704.07	706.58	-0.31%	402.96	387.92	-2.96%	-0.93%
Jun 22, 2016	706.29	697.34	1.26%	444.44	399.76	6.63%	3.78%
Jun 21, 2016	697.51	712.16	-2.07%	398.00	374.92	-8.35%	-6.21%
Jun 20, 2016	712.28	713.09	-0.02%	425.60	409.08	-1.76%	-0.06%
Jun 17, 2016	712.40	713.23	0.07%	427.51	416.40	3.34%	0.21%
Jun 16, 2016	711.90	725.46	-1.86%	446.88	402.96	-9.33%	-4.58%

321. The recent most price deviate days were between 02/25/2020 to 03/30/2020.

D a t e	Index Closing	Index OPEN	Index Change	NUGT closing	NUGT open	NUGT change	3X Target	c o m m e n t s
Mar 30, 2020	678.33	681.92	-0.58%	36.15	38.25	375.66%	-1.74%	Split adjust
Mar 28, 2020	-	-	-	7.60	7.60	-80.00%	0%	Split adjust
Mar 27, 2020	682.30	723.34	-5.53%	38.00	42.25	-16.02%	-16.69%	
Mar 26, 2020	722.25	723.57	-0.49%	45.25	49.95	-3.42%	-1.47%	
Mar 25, 2020	725.84	709.59	3.23%	46.85	44.90	8.57%	9.69%	
Mar 24, 2020	703.13	621.73	14.52%	43.15	41.85	36.98%	43.56%	
Mar 23, 2020	614.00	581.78	5.35%	31.50	31.00	488.79%	16.05%	Split adjust
Mar 21, 2020				5.35	5.35	-80.00%		Split adjust
Mar 20, 2020	582.80	611.27	-4.55%	26.75	38.05	-13.57%	-13.65%	
Mar 19, 2020	610.58	601.64	0.55%	30.95	31.10	-14.97%	1.65&	
Mar 18, 2020	607.23	685.02	-10.57%	36.40	64.50	-49.34%	-31.71%	
Mar 17, 2020	678.97	617.63	11.06%	71.85	51.45	38.04%	33.18%	
Mar 16, 2020	611.36	577.47	4.46%	52.05	26.00	669.97%	-13.44%	Split adjust
Mar 14, 2020	-	-	-	6.76	6.76	-80.00%		Split adjust
Mar 13, 2020	585.27	635.92	-9.19%	33.80	74.60	-46.35%	-27.57%	
Mar 12, 2020	644.52	710.46	-10.14%	63.00	72.95	-36.33%	-30.42%	
Mar 11, 2020	717.22	764.19	-6.67%	98.95	122.90	-23.09%	-20.01%	
Mar 10, 2020	768.49	767.58	-0.47%	128.65	133.15	-0.85%	-1.41%	
Mar 09, 2020	772.10	826.77	-6.47%	129.75	146.25	-19.66%	-19.41%	
Mar 06, 2020	825.54	833.15	-0.52%	161.50	171.00	-3.78%	-1.56%	
Mar 05, 2020	829.88	814.50	2.00%	167.85	162.90	6.91%	6%	
Mar 04, 2020	813.57	805.57	1.57%	157.00	156.25	4.25%	4.71%	
Mar 03, 2020	800.96	768.15	4.53%	150.60	138.00	14.79%	13.59%	
Mar 02, 2020	766.25	741.48	3.03%	131.20	127.65	13.59%	9.09%	
Feb 28, 2020	743.69	789.98	-6.76%	115.50	126.17	-21.96%	-20.28%	
Feb 27, 2020	797.60	838.42	-4.97%	148.00	185.00	-16.53%	-14.91%	
Feb 26, 2020	839.30	841.61	-0.52%	177.30	177.75	-0.98%	-1.56%	
Feb 25, 2020	843.69	866.35	-3.20%	179.05	188.50	-10.30%	-9.6%	
Feb 24, 2020	871.60	862.05	1.60%	199.60	212.70	4.01%	3.8%	
Feb 21, 2020	857.84	832.50	3.05%	191.90	184.80	8.85%	9.15%	
Feb 20, 2020	832.49	833.38	0.07%	176.30	175.00	-0.09%	0.21%	
Feb 19, 2020	831.89	821.37	1.75%	176.45	169.75	5.60%	5.25%	
Feb 18, 2020	817.56	791.66	3.22%	167.10	157.18	448.23%	9.66%	Split adjust
Feb 17, 2020				30.48	30.48	-80.00%		Split adjust
Feb 14, 2020	792.06	792.54	-0.33%	152.40	153.00	-0.39%	-0.99%	
Feb 13, 2020	794.71	787.85	0.83%	153.00	152.90	2.10%	2.49%	

•*On 03/23/2020, the NUGT price change was 488.79% while the index change was 5.35%.*
•*On 03/21/2020, the NUGT price change was -80% while the index change was 0% while*
index has no trading on that date.

•*On 03/18/2020, the NUGT price change was -49.34% while the index change was -10.57%.*
•*On 03/16/2020, the NUGT price change was 669.97% while the index change was 4.46%.*
•*On 03/14/2020, the NUGT price change was -80% while the index change was 0% while index has no trading on that date.*
•*On 03/13/2020, the NUGT price change was -46.35% while the index change was -9.19%.*

322. This table also shows Direxion's pattern to collect its shorting profits generally happens after it reached a short-term high in a swing trading period.

G.   Stock Reverse or Forward Split for Special Price Control

323. On February 24, 2010, NUGT declared reverse split: 5 into 1.

324. For a normal reverse stock split, the total value of holding position will have no change, because when the price ups 5 times meanwhile the stock numbers shrink 5 times.

325. The period between 02/25/2020 and 03/30/2020 is the period after NUGT's reverse split 25 for 1 on 02/24/2020. The price changed from $188.5 to $36.15 (price readjusted considering splitting effect), lower than one fifth of the original price.

Date	Index	Index	Index	NUGT	NUGT	NUGT	3X	comments
Mar 30, 2020	678.33	681.92	-0.58%	36.15	38.25	375.66%	-1.74%	Split adjust
Mar 28, 2020	-	-	-	7.60	7.60	-80.00%	0%	Split adjust
Mar 27, 2020	682.30	723.34	-5.53%	38.00	42.25	-16.02%	-16.69%	
Mar 26, 2020	722.25	723.57	-0.49%	45.25	49.95	-3.42%	-1.47%	
Mar 25, 2020	725.84	709.59	3.23%	46.85	44.90	8.57%	9.69%	
Mar 24, 2020	703.13	621.73	14.52%	43.15	41.85	36.98%	-43.56-%	
Mar 23, 2020	614.00	581.78	5.35%	31.50	31.00	488.79%	-16.05%	Split adjust
Mar 21, 2020				5.35	5.35	-80.00%		Split adjust
Mar 20, 2020	582.80	611.27	-4.55%	26.75	38.05	-13.57%	-13.65%	
Mar 19, 2020	610.58	601.64	0.55%	30.95	31.10	-14.97%	1.65&	
Mar 18, 2020	607.23	685.02	-10.57%	36.40	64.50	-49.34%	-31.71%	
Mar 17, 2020	678.97	617.63	11.06%	71.85	51.45	38.04%	33.18%	
Mar 16, 2020	611.36	577.47	4.46%	52.05	26.00	669.97%	-13.44%	Split adjust
Mar 14, 2020	-	-	-	6.76	6.76	-80.00%		Split adjust
Mar 13, 2020	585.27	635.92	-9.19%	33.80	74.60	-46.35%	-27.57%	
Mar 12, 2020	644.52	710.46	-10.14%	63.00	72.95	-36.33%	-30.42%	
Mar 11, 2020	717.22	764.19	-6.67%	98.95	122.90	-23.09%	-20.01%	

Mar 10, 2020	768.49	767.58	-0.47%	128.65	133.15	-0.85%	-1.41%	
Mar 09, 2020	772.10	826.77	-6.47%	129.75	146.25	-19.66%	-19.41%	
Mar 06, 2020	825.54	833.15	-0.52%	161.50	171.00	-3.78%	-1.56%	
Mar 05, 2020	829.88	814.50	2.00%	167.85	162.90	6.91%	6%	
Mar 04, 2020	813.57	805.57	1.57%	157.00	156.25	4.25%	4.71%	
Mar 03, 2020	800.96	768.15	4.53%	150.60	138.00	14.79%	13.59%	
Mar 02, 2020	766.25	741.48	3.03%	131.20	127.65	13.59%	9.09%	
Feb 28, 2020	743.69	789.98	-6.76%	115.50	126.17	-21.96%	-20.28%	
Feb 27, 2020	797.60	838.42	-4.97%	148.00	185.00	-16.53%	-14.91%	
Feb 26, 2020	839.30	841.61	-0.52%	177.30	177.75	-0.98%	-1.56%	
Feb 25, 2020	843.69	866.35	-3.20%	179.05	188.50	-10.30%	-9.6%	
Feb 24, 2020	871.60	862.05	1.60%	199.60	212.70	4.01%	3.8%	
Feb 21, 2020	857.84	832.50	3.05%	191.90	184.80	8.85%	9.15%	
Feb 20, 2020	832.49	833.38	0.07%	176.30	175.00	-0.09%	0.21%	
Feb 19, 2020	831.89	821.37	1.75%	176.45	169.75	5.60%	5.25%	
Feb 18, 2020	817.56	791.66	3.22%	167.10	157.18	448.23%	9.66%	Split adjust
Feb 17, 2020				30.48	30.48	-80.00%		Split adjust
Feb 14, 2020	792.06	792.54	-0.33%	152.40	153.00	-0.39%	-0.99%	
Feb 13, 2020	794.71	787.85	0.83%	153.00	152.90	2.10%	2.49%	

326. The prices in the form are adjusted prices considering the reverse split, which means it 5 times all prices in the days before the splitting. Thus, the prices represent the real market prices change and do not have to consider the split result.

327. In 497 (Prospectus) of filed (2020-04-08), as Supplement dated April 8, 2020 to the Summary Prospectuses, Prospectuses, and Statements of Additional Information ("SAI"), Direxion declared again reverse split and explained as follows,

The Board of Trustees of the Direxion Shares ETF Trust ("Trust") has approved, based on the recommendation of Rafferty Asset Management, LLC, the investment adviser to the Funds, reverse splits of the issued and outstanding shares of the Funds.

After the close of the markets on April 22, 2020 (the "Record Date"), each Fund will affect reverse splits of its issued and outstanding shares as follows:

Fund Name	Reverse Split Ratio	Approximate decrease in total number of outstanding shares
Direxion Daily MSCI Brazil Bull 2X Shares	1 for 35	97%
Direxion Daily Junior Gold Miners Index Bear 2X Shares	1 for 25	96%
Direxion Daily Gold Miners Index Bear 2X Shares	1 for 25	96%
Direxion Daily Technology Bear 3X Shares	1 for 10	90%
Direxion Daily Regional Banks Bull 3X Shares	1 for 10	90%
Direxion Daily S&P 500® High Beta Bull 3X Shares	1 for 10	90%
Direxion Daily 20+ Year Treasury Bear 3X Shares	1 for 10	90%
Direxion Daily Junior Gold Miners Index Bull 2X Shares	1 for 10	90%
Direxion Daily Robotics, Artificial Intelligence & Automation Index Bull 3X Shares	1 for 10	90%
Direxion Daily Retail Bull 3X Shares	1 for 10	90%
Direxion Zacks MLP High Income Index Shares	1 for 8	88%
Direxion Daily Gold Miners Index Bull 2X Shares	1 for 5	80%

As a result of these reverse splits, every thirty-five, twenty-five, ten, eight, or five shares of a Fund will be exchanged for one share as indicated in the table above. Accordingly, the total number of the issued and outstanding shares for a Fund will decrease by the approximate percentage indicated above. In addition, the per share net asset value ("NAV") and next day's opening market price will be approximately thirty-five-, twenty-five-, ten-, eight-, or five-times higher for the Funds. Shares of the Funds will begin trading on the NYSE Arca, Inc. (the "NYSE Arca") on a split-adjusted basis on April 23, 2020.

*The next day's opening market value of the Funds' issued and outstanding shares, and **thus a shareholder's investment value, will not be affected by the reverse split**. The tables below illustrate the effect of a hypothetical one-for-thirty-five, one-for-twenty-five, one-for-ten, one-for-eight, and one-for-five reverse split anticipated for the Funds, as applicable and described above.*

1-for-10 Reverse Split

Period	# of Shares Owned	Hypothetical NAV	Total Market Value
Pre-Split	100	$ 10	$1,000
Post-Split	10	$100	$1,000

328. Direxion promised no change in value of the Funds by the reverse split, only change the number of shares.

329. By the time of Feb 24, 2020, NUGT's price after reverse split had been up for five consecutive days to push the prices as high as to $199.60 to attract more long-side investors, then sharply slide to $26.75 on March 20, 2020. By this reverse split, Defendants could easily make $172.85 in shorting profit in each share, an 86.6% shorting profit in 26 days, not counting the shorter period swing.

330. All holding positions will lose $86.6% investment, left only 13.4% of investment.

331. By using the fake reverse split, after the price adjustments, defendants actually lowered NUGT value more than 5 times, collected 86.6% shorting profit in face value. Defendants could make more because the price swung bigger in some days than final period numbers.

332. In its reverse split, NUGT made share numbers 25 times less, but the prices are also 5 times less. NUGT made five-time share number reverse split and a five-time price split



together.

333. Plaintiff had $39,188.7 in account on 01/31/2020 but ended with $4,054.99 on 03-31-2020, a loss totaling $36,462.99, or 89.99% shrunk, without any trading during the period.

charles SCHWAB

Schwab One® Account of
[redacted]XU

Account Number
[redacted]

Statement Period
February 1, 2020 to
March 31, 2020

Account Value as of 03/31/2020:$ 4,054.99

Change in Account Value	This Period	Year to Date
Starting Value	**$ 40,517.66**	**$ 43,927.67**
Credits	5.65	5.72
Debits	0.00	0.00
Transfer of Securities (In/Out)	0.00	0.00
Income Reinvested	0.00	0.00
Change in Value of Investments	(36,468.32)	(39,878.40)
Ending Value on 03/31/2020	**$ 4,054.99**	**$ 4,054.99**
Total Change in Account Value	**$ (36,462.67) (89.99)%**	**$ (39,872.68) (90.77)%**

Account Value

46000
39000
32000
25000
18000
11000
4000
6/19
9/19
12/19
3/20

Asset Composition	Market Value	% of Account Assets
Cash and Bank Sweep[x,z]	$ 1,334.61	33%
Exchange Traded Funds	2,720.38	67%
Total Assets Long	**$ 4,054.99**	
Net Loan Balance	0.00	
Total Account Value	**$ 4,054.99**	**100%**

Overview

33% Cash, Bank Sweep [X,Z]
67% Exchange Traded Funds

This chart showed a drop of value from $40,517.66 on 02/01/2020 to $4,054.99 because of the reverse split, 1/10 of the original value without any trade.

charles SCHWAB

Schwab One® Account of
[redacted]XU

[redacted]

Statement Period
February 1, 2020 to
March 31, 2020

Investment Detail - Exchange Traded Funds

Exchange Traded Funds	Quantity	Market Price	Market Value / Cost Basis	% of Account Assets	Unrealized Gain or (Loss)	Estimated Yield	Estimated Annual Income
DIREXION DAILY GOLD (M) MINERS INDEX BULL 3X SHARES SYMBOL: NUGT	135.0000	6.80000	918.00 / *4,935.73*	23%	(4,017.73)	8.34%	76.61
DIREXION DAILY JUNIOR (M) GOLD MINERS INDEX BULL 3X SHARES SYMBOL: JNUG	454.0000	3.97000	1,802.38 / *82,598.37*	44%	(80,795.99)	1.22%	22.10
Total Exchange Traded Funds	589.0000	*Total Cost Basis:*	2,720.38 / *87,534.10*	67%	(84,813.72)		98.71

Estimated Annual Income ("EAI") and Estimated Yield ("EY") calculations are for informational purposes only. The actual income and yield might be lower or higher than the estimated amounts. EY is based upon EAI and the current price of the security and will fluctuate. For certain types of securities, the calculations could include a return of principal or capital gains in which case EAI and EY would be overstated. EY and EAI are not promptly updated to reflect when an issuer has missed a regular payment or announced changes to future payments, in which case EAI and EY will continue to display at a prior rate.

Total Investment Detail	4,054.99
Total Account Value	4,054.99
Total Cost Basis	*87,534.10*

This chart showed no trading during the period of 02/01/2020 to 03/31/2020.

334. Nobody can grab money quicker than Direxion, not even bank robber.

335. By changing the ETFs from 2-time to 3-time and back to 2-time leverage, defendants again robbed and deprived all investors of their fortune. Nobody can expect when decides to buy an 80-inch TV later but found it turned to be a 45-inch, same price, no refund.

H.   Defendant Grabbed Tremendous Illegal Fortune by Its Illegal Operation

336. The fund has shrunk 99.94% in its value, which means more than 1250 times of shorting profit.

337. The intraday price control provides big profit space of price manipulation;

338. The pre-closing price adjustment provides big profit space of price manipulation;

339. The pre-market and after-market trading provides big profit space of price manipulation;

340. The short-term and middle-term market making leaves big profit space of price manipulation;

341. As a result of the foregoing, Direxion increased its assets from $6.2 billion under management as of 10/31/09 to approximately $24.3 in assets billion as of March 31, 2021.

342. Giving the defects of the fund design and big space of inside money-making, the trading volume and amounts of funds, and the fact that defendant intentionally hide all the key facts, defendant cannot say they have not joined the inside trading.

COUNT I
(Violations of§ 11 of the Securities Act Against All Defendants)

343.   This Count is brought pursuant to Section 11 of the Securities Act of 1933 (15 U.S.C. §775), on behalf of the Class, against all Defendants.

344. Plaintiff incorporates by reference the above paragraphs, as if set forth herein.

345. Direxion is the issuer of the JNUG & NUGT, and other Funds shares sold via the Registration Statement and Amendments. The Individual Defendants are signatories or authorizers of the Registration Statement and Amendments.

346. Direxion is absolutely liable for the material misstatements and omissions from the Registration Statement and Amendments. The other Defendants owed investors a duty to make a reasonable investigation of registration disclosure to ensure statements were true and no omission to material fact ensure not serious misleading. These Defendants designed or joined the design of the Funds, and under reasonable care, knew or, should have known of the material misstatements and omissions in the Registration Statement and Amendments.

347. As signatories to, and authorized agents, the individual Defendants owed Plaintiff and the Class, a duty to ensure that public disclosures were true and that there was no omission to material facts and no misleading in the Statements.

348. As alleged, each Defendant violated, or through controlled people, violated Section 11 of the Securities Act. As a direct and proximate result, and Plaintiff and the Class suffered substantial damages in the trade.

349. The Funds were purchased pursuant and/or traceable to the Registration Statement, Amendments, or relevant filings. The reliance was presumed.

350. Plaintiff and the Class members have no knowledge of the untruths or omissions and could not have reasonably discovered those facts when they made the purchase, as defendants promised in Registration of negative management and to strictly follow the

indices. Plaintiff and the other members of the Class were thus damaged by Defendants' material misstatements in the Registration Statement, Amendments, or other filings.

351.   Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiff filed this Complaint. Less than three years has elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this Complaint.

COUNT II

(Violations of § 18(a) of the Securities Act Against All Defendants)

352.   This Count is brought pursuant to Section 18(a) of Exchange Act, 15 U.S.C. § 78r(a), on behalf of the Class, against all Defendants.

353.   Plaintiff incorporates by reference the above paragraphs, as if set forth herein.

354.   Direxion is the issuer of the JNUG & NUGT, and other Funds shares sold via the Registration Statement and Amendments. The Individual Defendants are signatories or authorizers of the Registration Statement and Amendments.

355.   Direxion's false and misleading statements in the registration, amendment and relevant filings caused Plaintiff and Class members to purchase and sell the funds.

356.   Plaintiff and class members traded the funds by actually believing and relying on the filing statements. Plaintiff and the other members of the Class thus suffered trade or investment loss by Defendants' misconduct and material misstatements in the Registration and relevant filings.

357.   Less than two years has elapsed from the time that Plaintiff discovered or reasonably

could have discovered the facts upon which this Complaint is based to the time that Plaintiff

filed this Complaint (28 U.S.C. § 1658(b)). Less than three years has elapsed between the

time that the securities were purchased, and the time Plaintiff filed this Complaint.

COUNT III

(Violations of § 10(b) of the Exchange Act and Rule 10-5 Against all Defendants)

358. Plaintiff repeats and realleges each and every allegation contained above as if fully set

forth herein.

359. This Count is asserted against Direxion, the Individual Defendants and all affiliated

companies and is based upon Exchange Act Section 10(b) [15 U.S.C. § 78j(b)], and Rule

10b-5 [17 C.F.R. § 240.10b-5] promulgated thereunder by the SEC, see also *Blue Chip*

Stamps v. Manor Drug Stores, 421 U.S. 723, 730-31 (1975)).

360. During the Class Period, Plaintiff and other Class members are buyers or sellers of the

Funds whose purchase or sale was affected by defendants' fraudulent actions herein.

361. Through the Class Period, Direxion and the Individual Defendants, individually and in

concert, directly or indirectly, knowingly or recklessly engaged in acts and transactions at

all time to affect the funds price, under a plan, scheme, and conspiracy, as a fraud and

deceit upon Plaintiff and Class members. Direxion and the Individual Defendants filed,

assisted the filing, or approved the false statements, which they knew or deliberately

disregarded were misleading in that they contained misrepresentations and failed to

disclose material facts necessary for public investment, in order to artificially control and

manipulate the Funds price.

362. Throughout the Class Period, Direxion and the Individual Defendants violated §10(b)

of the 1934 Act and Rule 10b-5 in that they: (i) employed devices, schemes and artifices to deceive the investing public, including Plaintiff and other Class members; (ii) made untrue statements of material facts or omitted to state material facts in order to make the purchasers believe the statement; or (iii) artificially control, traded and maintain the market price of the Funds; and (iv) cause Plaintiff and other members of the Class to purchase or otherwise acquire Funds at artificially inflated or deflated prices and suffered loss and damages; (v) Such fraud and deceit caused loss and damage to plaintiff and other class members.

363.   Each defendants joined the actions set forth herein in furtherance of unlawful scheme.

364.   All named Defendants acted with scienter in that they knew that the SEC filings were materially false and misleading; and knowingly and substantially participated or acquiesced in the filing of such statement. The information was acquired by Defendants in participating Funds designing and operation, received as the true facts of the Trust, acquired through their control, acquired or participated in each amendment filing of materially misleading statements, by and/or their associations with Direxion privy to confidential proprietary information, by acting as agents or legal counsel in defending, and participating in the fraudulent scheme alleged herein.

365.   The Direxion and the Individual Defendants acted with scienter in price control that they knew the intraday price must be controlled to meet closing price readjustment, and knowingly and substantially participated or acquiesced in the control of intraday price, pre-closing short swing price manipulation, and other short-term, middle-term, long-term price manipulation, forward and reverse split frauds, as primary violations of the securities laws.

366.   As a result of the foregoing, the market price of Funds was artificially manipulated by the defendants during the Class Period. As a result of the Defendants' false and misleading statements, Plaintiff and the other class members relied on the statements and/or believed in the integrity of the market price of Funds during the Class Period in purchasing Funds at prices that were artificially manipulated

367.   As a result of the foregoing, Direxion increased its assets from $6.2 billion under management as of 10/31/09 to approximately $24.3 in assets billion as of March 31, 2021. Other defendants have not disclosed their assets but obviously would have benefited tremendously from their violation behaviors, or otherwise benefited from the inside trading.

368.   Had Plaintiff and the other Class members been aware of Funds' artificial price manipulation, the intentionally concealed fact or falsity in filing statements, they would not have purchased Funds at the artificially controlled prices.

369.   As a result of the wrongful conduct alleged herein, the original value of the Funds shrunk thousands of times, and Plaintiff and other members of the Class have suffered damages in an amount to be established at trial.

370.   By reason of the foregoing, all defendants have violated the laws promulgated thereunder and are liable to the Plaintiff and the other members of the Class for substantial damages which they suffered in connection with their purchases of Funds during the Class Period.

371.   At the time of their purchases of Funds shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and

could not have reasonably discovered those facts. Less than two years has elapsed from the

time that Plaintiff discovered or reasonably could have discovered the facts upon which

this Complaint is based to the time that Plaintiff filed this Complaint. Less than five years

has elapsed between the time that the fraud acts giving rise to claims and the time Plaintiff

filed this Complaint.

COUNT IV
(Violations of § 9(a)(2) and 9(f) of the Exchange Act Against all Defendants)

372.   Plaintiff repeats and realleges each and every allegation contained above as if fully set

forth herein.

373.   This Count is asserted against Direxion, the Individual Defendants and all affiliated

companies and is based upon Sections 9(a)(2) of the Securities Exchange Act of 1934 [15

U.S.C. §§ 78i(a)(2)], Exchange Act Section 9(f) [15 U.S.C. § 78i(f)].

374.   Direxion and the Individual Defendants violated § 9(a)(2) and 9(f) of the 1934 Act in

that they:

- employed devices, schemes and artifices to defraud;

- made untrue statements of material facts or omitted to state material facts in order

to make the purchasers believe the statement, in light of the circumstances under which they were

made, not misleading; or

- engaged in acts, transactions, practices, and a course of business that operated as a

fraud or deceit upon plaintiff and other purchasers during the Class Period.

- Plaintiff and other class members relied on defendants' acts and suffered loss and

damages.

- Such fraud and deceit caused loss and damage to plaintiff and other class members.

375. As a result of the wrongful conduct alleged herein, Plaintiff and other members of the Class have suffered damages in an amount to be established at trial.

376. By reason of the foregoing, all defendants have violated the laws promulgated thereunder and are liable to the Plaintiff and the other members of the Class for substantial damages which they suffered in connection with their purchases of Funds during the Class Period.

377. At the time of their purchases of Funds shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts. Less than one years has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiff filed this Complaint. Less than three years has elapsed between the time that the Frauds were occurred, and the time Plaintiff filed this Complaint.

COUNT V
(Violations of § 20A of the Exchange Act)

378. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

379. This Count is asserted against Direxion, the Individual Defendants and all affiliated companies and is based upon Exchange Act Section 20A [15 U.S.C. § 78t-1(a)].

380. Direxion and the Individual Defendants violated §20(a) of the 1934 Act in that they:

- employed devices, schemes and artifices to defraud;

- Violated Exchange Act Section 10(b) and 9(f) by trading and manipulation intraday, pre-closing, pre-market and after-market price, while in possession of material nonpublic information.

- Traded the Funds contemporaneously with plaintiffs and public investors.

- made untrue statements of material facts or omitted to state material facts; or

- engaged in acts, transactions, practices, and a course of business that operated as a fraud or deceit upon plaintiff and other purchasers during the Class Period.

- Plaintiff and other class members relied on defendants' acts and suffered loss and damages.

- Such fraud and deceit caused loss and damage to plaintiff and other class members.

381. By reason of the foregoing, all defendants have violated the laws promulgated thereunder and are liable to the Plaintiff and the other members of the Class for substantial damages which they suffered in connection with their purchases of Funds during the Class Period.

382. At the time of their purchases of Funds shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts. Less than five year has elapsed from the time that last transaction of the securities that is the subject of this Class action occurred to the time that Plaintiff filed this Complaint.

COUNT VI
(Violations of § 15 of the Securities Act Against the Individual Controlling Defendants, Individual Managerial Defendants, and Rafferty)

383. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Controlling Defendants and Rafferty.

384. The underlying primary violations of section 11 or 12 were caused by the controlled persons.

385. Each Individual Controlling Defendants, Individual Managerial Defendants, Legal Counsels and Rafferty acted as a controlling person of Direxion under Section 15 of the Securities Act. They were also trustee, directors, officers or legal representatives of Direxion charged within the legal responsibility of supervision. Each had influenced and exercised the power to engage in the unlawful conducts complained of herein.

386. By such reason, the Individual Controlling Defendants, Individual Managerial Defendants named, and Rafferty in this Count are liable pursuant to Section 15 of the Securities Act.

COUNT VII

Violation of Section 20(a) of The Exchange Act
Against The Individual Controlling Defendants, Individual Managerial Defendants, and Portfolio Managers

387. Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

388. This Count is asserted against Direxion, the Individual Defendants and all affiliated companies and is based upon Exchange Act Section 20A [15 U.S.C. § 78t(a)].

389. As officers and/or directors, or day-to-day manager of public traded Funds, or legal representative, Individual Controlling Defendants, Individual Managerial Defendants, and Portfolio Managers had a duty to disseminate accurate and truthful information with

respect to the Funds, and to correct promptly any public statements issued by the Direxion which had become materially false or misleading.

390.   Because of their positions of control and authority as senior officers or legal representative, the Individual Controlling Defendants, Individual Managerial Defendants, Portfolio Managers, and legal counsel were able to, and did, control the public filings during the Class Period. Throughout the Class Period, the Individual Defendants exercised their power and authority to cause the Trust to engage in the wrongful acts complained of herein. The Individual Controlling Defendants, Individual Managerial Defendants, and Portfolio Managers therefore, were "controlling persons" of the Trust within the meaning of Section 20(a) of the Exchange Act. And the Legal Counsels, culpably participated within the meaning of Section 20(a) of the Exchange Act. In this capacity, they participated in the unlawful conduct alleged which artificially inflated the market price of Lion securities.

391.   By reason of the above conduct, the Individual Controlling Defendants, Individual Managerial Defendants, and Portfolio Managers are liable pursuant to the laws for the violations committed by the Company. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered losses and damages in connection with their purchases of shares of the JNUG & NUGT in amounts to be proven at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

  A.   determining that this action is a proper class action, designating Plaintiff as Lead

Plaintiff and certifying Plaintiff as Class Representative under Rule 23 of the Federal Rules of Civil Procedure and Plaintiff himself as Class Counsel;

B.   awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C.   awarding punitive damages, including injunctive relief to Plaintiff and members of the Class;

D.   awarding a permanent injunctive relief to remove all Funds from the market;

E.   awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

F.   such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(a), plaintiff hereby demands a trial by jury of all issues so triable.

Dated: June 14, 2022

Respectfully submitted

Xu Law Offices P.C.
136-18 39th Avenue, Suite 1003
Flushing, NY 11354
929-200-7166

PLAINTIFF'S CERTIFICATION

Lee Xu ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and file the complaint on his behalf.

2. Plaintiff did not purchase any share of the NUGT/JNUG/DUST/JDST at the direction of any third party or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of Plaintiff's transactions in the Fund during the class period specified in the complaint.

See Schedule A attached hereto

5. Plaintiff has not sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class, except as Class Counsel,

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 14th day of June 2022.

                                    /s/ Lee Xu
                                    Lee Xu

SCHEDULE A – NUGT/JNUG/JDST/DUST Transactions

	SYMBOL	Purchase time	Sold time	loss
Charles Schwab	NUGT	04/23/2020 reverse split	06/28/2022	-$3,837.37
	JNUG	04/23/2020 reverse split	06/28/2022	-$79732.64
	JNUG	03/31/2017	04/30/2017	-$5438.00
	NUGT	03/31/2017	04/30/2017	-$95.16

Plaintiff is ready to provide all transaction statements